Execution Version

PURCHASE AND SALE AGREEMENT

OMF FUND IV SPV K LLC

and

OMF FUND III (HG) LTD.

and

BELLATRIX LTD.

and

OMF FUND IV SPV A LLC

and

BULLION MONARCH MINING INC.

and

ELEMENTAL ROYALTY CORPORATION

September 21, 2026

- i -

TABLE OF CONTENTS
(continued)

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TABLE OF CONTENTS
(continued)

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PURCHASE AND SALE AGREEMENT

THIS AGREEMENT (this "Agreement") is made and entered into as of September 21, 2026

AMONG

OMF FUND IV SPV K LLC, a limited liability company existing under the laws of the State of Delaware ("Kouroussa Seller");

OMF FUND III (HG) LTD., an exempted company existing under the laws of the Cayman Islands ("i-80 Seller");

BELLATRIX LTD., a corporation existing under the laws of the Cayman Islands ("Minera La Negra Seller");

OMF FUND IV SPV A LLC, a limited liability company existing under the laws of the State of Delaware ("Richmond Hill Seller")

(collectively, the "Sellers" and each a "Seller");

- and -

BULLION MONARCH MINING INC. a corporation existing under the laws of the State of Utah (the "Richmond Hill Buyer");

- and -

ELEMENTAL ROYALTY CORPORATION, a company existing under the laws of the Province of British Columbia (the "Parent Buyer")

(collectively, the "Buyers" and each a "Buyer").

RECITALS

A. The Sellers own certain rights, title and interests in and to the Portfolio Assets.

B. The Sellers and the Buyers desire to enter into the transactions provided for in this Agreement pursuant to which, among other things, the Sellers shall sell and transfer to the Buyers, and the Buyers shall purchase from the Sellers, all of the Sellers' right, title and interest in and to the Portfolio Assets, all on the terms and conditions stated in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants in this Agreement, the Sellers and the Buyers agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

1.1 Definitions.

As used in this Agreement, the following terms, whether in singular or plural forms, shall have the following meanings:

"5-Day VWAP" means the VWAP of the Elemental Shares on the Nasdaq for the five trading days ending immediately prior to the date hereof, as reported by the Nasdaq, being $20.9836.

"Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person, with "control" for such purpose meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or voting interests, by contract or otherwise.

"Anti-Bribery Legislation" means the Foreign Corrupt Practices Act of 1977 (United States) and the rules and regulations made thereunder, the United Kingdom Bribery Act 2010, the Economic Crime and Corporate Transparency Act 2023 (United Kingdom), the Corruption of Foreign Public Officials Act (Canada) and any other similar anti-bribery or anti-corruption laws or conventions applicable to any Party or any of its subsidiaries.

"Applicable Laws" means all laws, by-laws, statutes, rules, Regulations, principles of law and equity (including common law), treaties, Orders, ordinances, certificates, directives, legally enforceable guidelines, standards and policies, and other similar requirements, whether domestic or foreign, and the terms and conditions of any permit, in each case, of any Governmental Authority.

"Assumed Liabilities" has the meaning given in Section 2.3.

"Books and Records" means all material books and records which relate to the Portfolio Assets over which the Sellers have possession and control, but specifically excluding any books, records and information or portions thereof which (i) do not relate exclusively to the Portfolio Assets (which may result in the exclusion of books and records that nevertheless relate to the Underlying Interests that a Seller holds in its capacity as an equityholder to an Owner/Operator or lender to an Owner/Operator), (ii) are subject to confidentiality provisions or (iii) are proprietary in nature developed by a Seller.

"Business Day" means any day other than Saturday, Sunday or a day on which banking institutions in New York City, New York, Toronto, Ontario or Vancouver, British Columbia are required or authorized to be closed.

"Buyer Period" has the meaning given in Section 2.5.

"Buyers" has the meaning given in the preamble.

"Buyers Fundamental Representations" means the representations and warranties set out in Sections 4.1, 4.2, 4.5(a), 4.8 and 4.11.

"Buyers Sales Taxes" has the meaning given in Section 2.2(c).

"Buyers Threshold Amount" has the meaning given in Section 11.6(b).

"Closing" means the consummation and closing of the Transactions.

"Closing Date" means the date that is two Business Days after the conditions to Closing set forth in Article 7 have been satisfied or waived (other than conditions that, by their terms, are to be satisfied at the Closing) or such other date mutually agreed by the Parties, provided, however, that the Closing Date shall occur no later than the Outside Date.

"Confidentiality Agreement" means the mutual non-disclosure agreement dated May 8, 2026, between Orion Resource Partners (USA) LP and the Parent Buyer.

"Consideration Shares" means that number of Elemental Shares determined by dividing $84,600,000 by the 5-Day VWAP, being 4,031,720 Elemental Shares (being a number rounded down to the nearest whole number such that no fractional Consideration Shares shall be issued).

"Contract" means any written contract, mortgage, deed of trust, bond, indenture, lease, license, note, franchise, certificate, option, warrant, right, or other instrument, document, obligation, or agreement, and any other obligation, right, or agreement.

"Data Room" means the secure electronic data website established by the Sellers on Sharepoint referred to as "Orion Stream & Royalty Docs" and made accessible to the Parent Buyer and its designated representatives, as it is populated on September 20, 2026.

"Debt Financing" has the meaning given in Section 11.7(a).

"Debt Financing Documents" has the meaning given in Section 11.7(a).

"Debt Financing Source Parties" has the meaning given in Section 11.7(a).

"Debt Financing Sources" has the meaning given in Section 11.7(a).

"Disclosure Schedules" means the disclosure schedules dated the date of this Agreement and delivered to the Buyers by the Sellers and attached hereto as Schedule D.

"Dispute" has the meaning given in Section 12.13(b).

"Elemental Shares" means common shares in the capital of the Parent Buyer that are listed for trading on the TSX and the Nasdaq.

"Encumbrance" means any security interest, lien, mortgage, hypothec, charge, indenture, pledge, claim, option, or other encumbrance.

"Exchange Approval" means the conditional approval of the listing and posting for trading at the Closing of the Consideration Shares on the TSX, subject only to satisfaction of the standard listing conditions of the TSX and the notification to Nasdaq of the Transactions and the issuance of the Consideration Shares.

"Fundamental Representations" means the Buyers Fundamental Representations and the Sellers Fundamental Representations.

"GAAP" means accounting principles generally accepted in the United States at the relevant time as applied by the relevant Person on a consistent basis.

"Governmental Authority" means the government of the United States of America, Canada, the United Kingdom or any other country or sovereign entity, any state, province, commonwealth, territory, or possession thereof, and any political subdivision or quasi- governmental authority of any of the same, including but not limited to courts, tribunals, arbitrators, departments, commissions, boards, bureaus, agencies, counties, municipalities, provinces, parishes, securities regulatory authority or stock exchange, and other instrumentalities or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, in each case, having jurisdiction in the relevant circumstances.

"i-80 Assets" means the assets listed in Schedule A attached hereto under the heading "i- 80 Assets".

"i-80 Collateral Agent" means OMF Fund III (Hg) Ltd., in its capacity as collateral agent under the i-80 Stream Agreement.

"i-80 Intercreditor Agreement" has the meaning given in Schedule A.

"i-80 Purchasers' Agent" means OMF Fund III (Hg) Ltd., in its capacity as purchasers' agent under the i-80 Stream Agreement.

"i-80 Security" means all security interests and other Encumbrances granted in favor of, or for the benefit of, the i-80 Collateral Agent, the i-80 Purchasers' Agent and the i-80 Seller or their agents under or in connection with the i-80 Stream Agreement, including the Encumbrances granted pursuant to the i-80 Security Documents, but excluding, for certainty, any security interests or other Encumbrances granted in favor of, or for the benefit of, the i-80 Collateral Agent otherwise than in connection with obligations of Portfolio Asset Counterparties under or in connection with the i-80 Stream Agreement.

"i-80 Security Documents" means each security agreement, guarantee, pledge agreement, deed of hypothec, deed of trust, assignment agreement, intercreditor agreement, blocked account agreement, no-interest letter and any and all other instruments, documents or agreements executed and delivered to grant and/or govern the i-80 Security, including the respective security documents listed in Schedule A, in each case only to the extent relating to the i-80 Security.

"i-80 Seller" has the meaning given in the preamble.

"i-80 Stream" means the silver purchase right created by Article 2 of the i-80 Stream Agreement and all of the other rights, title and interests of the purchasers under the i-80 Stream Agreement.

"i-80 Stream Agreement" has the meaning given in Schedule A.

"IFRS" means the international financial reporting standards published from time to time by the International Accounting Standards Board.

"Indemnitee" has the meaning given in Section 11.3.

"Indemnitor" has the meaning given in Section 11.3.

"Interim Amount" has the meaning given in Section 2.5(d).

"Knowledge" means, (i) in the case of the Buyers, the actual knowledge of [Redacted - commercially sensitive information] and all knowledge which such Persons would have if such Persons made reasonable enquiry into the relevant subject matter having regard to the roles and responsibilities of such Persons as an officer or employee of the Buyers, and (ii) in the case of a Seller, the actual knowledge of [Redacted - commercially sensitive information] and all knowledge which such Persons would have if such Persons made reasonable enquiry into the relevant subject matter having regard to the roles and responsibilities of such Persons as an officer or employee of a Seller.

"Kouroussa Assets" means the assets listed in Schedule A attached hereto under the heading "Kouroussa Assets".

"Kouroussa Offshore Security Agent" means CSC Trustees Limited, in its capacity as offshore security agent in respect of the Kouroussa Stream Agreement.

"Kouroussa Onshore Security Agent" means CSC Delaware Trust Company, in its capacity as onshore security agent in respect of the Kouroussa Stream Agreement.

"Kouroussa Purchasers' Agent" means OMF Fund IV SPV K LLC, in its capacity as purchasers' agent under the Kouroussa Stream Agreement.

"Kouroussa SAID" has the meaning given in Schedule A.

"Kouroussa Security Agents" means the Kouroussa Onshore Security Agent and the Kouroussa Offshore Security Agent.

"Kouroussa Security" means all security interests and other Encumbrances granted in favor of, or for the benefit of, the Kouroussa Security Agents, the Kouroussa Purchasers' Agent, the Kouroussa Seller or their agents under or in connection with the Kouroussa Stream Agreement, including the Encumbrances granted pursuant to the Kouroussa Security Documents, but excluding, for certainty, any security interests or other Encumbrances granted in favor of, or for the benefit of, the Kouroussa Security Agents otherwise than in connection with obligations of Portfolio Asset Counterparties under or in connection with the Kouroussa Stream Agreement.

"Kouroussa Security Documents" means each security agreement, guarantee, pledge agreement, deed of hypothec, deed of trust, assignment agreement, intercreditor agreement, blocked account agreement, no-interest letter and any and all other instruments, documents or agreements executed and delivered to grant and/or govern the Kouroussa Security, including the respective security documents listed in Schedule A, in each case only to the extent relating to the Kouroussa Security.

"Kouroussa Seller" has the meaning given in the preamble.

"Kouroussa Stream" means the gold purchase right created by Section 2 of the Kouroussa Stream Agreement and all of the other rights, title and interests of the purchaser and the purchaser's agent under the Kouroussa Stream Agreement.

"Kouroussa Stream Agreement" has the meaning given in Schedule A.

"Litigation" means any action, suit, arbitration, claim, administrative, regulatory or similar proceeding (whether civil, quasi criminal, criminal, administrative or regulatory) or other dispute settlement procedure, investigation or inquiry by or before any Governmental Authority or similar body, or any similar matter or proceeding.

"Losses" means any claims, losses (excluding loss of profits, loss of opportunity, loss of goodwill, punitive damages or any indirect or consequential losses), liabilities, damages, penalties, costs, and expenses, including but not limited to interest which may be imposed in connection therewith, and reasonable fees and disbursements of counsel.

[Redacted - commercially sensitive information]

"Minera La Negra Assets" means the assets listed in Schedule A attached hereto under the heading "Minera La Negra Assets" [Redacted - commercially sensitive information].

"Minera La Negra Payor" means Minera La Negra, S.A. de C.V.

[Redacted - commercially sensitive information]

"Minera La Negra Royalty Agreement" has the meaning given in Schedule A.

"Minera La Negra Seller" has the meaning given in the preamble.

[Redacted - commercially sensitive information]

"Nasdaq" means the Nasdaq Stock Market or any successor thereto.

"Net Amount" has the meaning given in Section 2.5(b)(ii).

"Non-Party Affiliates" has the meaning given in Section 12.10.

"Order" means any writ, judgment, injunction, decree, decision, ruling, determination, award or similar order of any Governmental Authority (whether preliminary or final).

"Outside Date" means the date that is 90 days after the date hereof,.

"Owner/Operator" has the meaning given in Section 5.1(c)(i).

"Parent Buyer" has the meaning given in the preamble.

"Party" means a party to this Agreement and "Parties" means all of them.

"Person" means any natural person, Governmental Authority, corporation, general or limited partnership, joint venture, limited liability company, trust, association, or unincorporated entity of any kind.

"Portfolio Asset Counterparty" means each of the counterparties to a Portfolio Instrument or Security Document comprising the Portfolio Assets that is not a Seller and "Portfolio Asset Counterparties" refers collectively to all of them.

"Portfolio Assets" means, collectively, the Kouroussa Assets, the i-80 Assets, the Minera La Negra Assets and the Richmond Hill Assets.

"Portfolio Instruments" means, collectively, the Kouroussa Stream Agreement, the i-80 Stream Agreement, the Minera La Negra Royalty Agreement and the Richmond Hill Royalty Agreements.

"Purchase Price" has the meaning given in Section 2.2(a).

"Purchase Price Allocation" means the aggregate amount in dollars of the Purchase Price allocated as set forth in Schedule B.

"Regulations" means all rules, regulations and directions in effect from time to time and made by any Governmental Authority having jurisdiction over the Parties, the Agreement and the other Transaction Documents or the Transactions.

"Required Consents" means the third-party consents set out in Section 3.5 of the Disclosure Schedules.

"Required Notices" means the third-party notices set out in Schedule C attached hereto.

"Richmond Hill Assets" means the assets listed in Schedule A attached hereto under the heading "Richmond Hill Assets".

"Richmond Hill Buyer" has the meaning given in the preamble.

"Richmond Hill Royalty (2023)" means the royalty created by Section 2 of the Richmond Hill Royalty Agreement (2023) and all of the other rights, title and interests of the holder under the Richmond Hill Royalty Agreement (2023).

"Richmond Hill Royalty (2024)" means the royalty created by Section 2 of the Richmond Hill Royalty Agreement (2024) and all of the other rights, title and interests of the holder under the Richmond Hill Royalty Agreement (2024).

"Richmond Hill Royalties" means the Richmond Hill Royalty (2023) and the Richmond Hill Royalty (2024).

"Richmond Hill Royalty Agreement (2023)" has the meaning given in Schedule A.

"Richmond Hill Royalty Agreement (2024)" has the meaning given in Schedule A.

"Richmond Hill Royalty Agreements" means the Richmond Hill Royalty Agreement (2023) and the Richmond Hill Royalty Agreement (2024).

"Richmond Hill Seller" has the meaning given in the preamble.

"Sales Taxes" means any value-added, sales, use, consumption, multi-staged, personal property, customs, excise, stamp, transfer, or similar taxes, duties, or charges (including any interest thereon and any penalties, additions to tax, or additional amounts applicable thereto).

"Security" means, collectively, the Kouroussa Security and the i-80 Security, including the Encumbrances granted pursuant to the Security Documents.

"Security Documents" means, collectively, the Kouroussa Security Documents and the i- 80 Security Documents.

"Seller Period" has the meaning given in Section 2.5.

"Sellers" has the meaning given in the preamble.

"Sellers Fundamental Representations" means the representations and warranties set out in Sections 3.1, 3.2, 3.5(a), 3.8(a), 3.8(b), 3.8(d), 3.8(e) and 3.8(f).

"Sellers Material Adverse Effect" means any change, effect, event, occurrence or condition (for the purposes of this definition, each, an "effect") that is or would reasonably be expected to (a) be material and adverse to the Portfolio Assets, taken as a whole, or (b) materially impede the completion of the Transactions, except that none of the following shall (A) constitute a "Sellers Material Adverse Effect", (B) be considered in determining whether there has been a "Sellers Material Adverse Effect" or (C) be considered in determining whether there has been a breach of a representation, warranty, covenant or agreement that is qualified by the term "Sellers Material Adverse Effect": (i) any effect generally affecting the mining industry; (ii) any effect in or relating to general political, economic or financial or market conditions generally (including the state of the debt and equity securities, credit, banking, capital or commodity markets in general including any reduction in market indices), including in the United States, Mexico, New Zealand, Guinea or in any country related to an Underlying Interest; (iii) any adoption, implementation, change or proposed change in or relating to, GAAP, IFRS or applicable regulatory accounting requirements; (iv) any adoption, implementation, change or proposed change in Applicable Laws or any change or proposed change in interpretation, application or non- application thereof by any Governmental Authority; (v) any change in the price of commodities; (vi) any change relating to the rate at which any currency can be exchanged for any other currency; (vii) any act of terrorism or any outbreak of hostilities, military action or war or any escalation or worsening thereof; (viii) any epidemic, pandemic, disease outbreak, other health crisis or public health event; (ix) the negotiation, execution, announcement or performance of this Agreement or consummation of the Transactions, including the identity of the Buyers or any communication of the plans or intentions of the Buyers or their Affiliates with respect to the Portfolio Assets; or (x) any action (or the effects of any action) taken (or omitted to be taken) upon the request or instruction of, or with the consent of, the Buyer or actions that are taken (or omitted to be taken), consistent with the terms hereof that are necessary to consummate the Transactions; provided that, in the case of clauses (i) through (viii) an effect shall not be excluded to the extent the same disproportionately affects the Sellers, as compared to other similarly situated Persons, and further provided for greater certainty that any effect in respect of the Owner/Operators and/or the Underlying Interests will not be considered a Sellers Material Adverse Effect.

"Seller Threshold Amount" has the meaning given in Section 11.6(a).

"Tax" or "Taxes" means all levies, charges and assessments of any kind or nature imposed by any Governmental Authority, including but not limited to all income, sales, use, ad valorem, value added, franchise, severance, net or gross proceeds, withholding, payroll, employment, excise, or property taxes, together with any interest thereon and any penalties, additions to tax, or additional amounts applicable thereto, including, for greater certainty, amounts under the Foreign Account Tax Compliance Act and the Common Reporting Standard.

"Tax Returns" means returns, reports, information statements, elections, designations and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment, claim for refund or collection of any Tax and shall include any amended returns required as a result of examination adjustments made by the Internal Revenue Service, the Canada Revenue Agency, or other Tax authority, including, for greater certainty, filings made under the Foreign Account Tax Compliance Act and the Common Reporting Standard.

"Transaction Documents" means this Agreement and each of the other documents, certificates, instruments and agreements delivered or executed in connection with the Transactions.

"Transactions" means the transactions contemplated by this Agreement and the other Transaction Documents.

"TSX" means the Toronto Stock Exchange or any successor thereto.

"Underlying Interests" has the meaning given in Section 5.1(c)(i).

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"VWAP" means the volume weighted average trading price of the Elemental Shares, calculated by dividing the total value by the total volume of the Elemental Shares traded for the relevant period.

"Withholding Taxes" means all Taxes, if any, payable to a Governmental Authority in respect of amounts that may be required to be deducted or withheld and remitted under any Applicable Laws from any consideration or amount payable or otherwise deliverable under this Agreement to or on behalf of any Seller, including, without in any way limiting the generality of the foregoing, any U.S. federal withholding taxes or Canadian federal withholding tax under Part XIII of the Income Tax Act (Canada).

1.2 Calculations in United States Dollars.

Unless otherwise indicated, all monetary amounts in this Agreement are stated in United States dollars. Any amounts expressed in this Agreement in a currency other than United States dollars shall, for purposes of determining any amounts under Section 2.5 or compliance with any dollar- denominated threshold, condition, or covenant under this Agreement, be converted into United States dollars at the daily average exchange rate published by the United States Department of the Treasury (via the Bureau of the Fiscal Service's Treasury Reporting Rates of Exchange, or any successor publication) on the date such determination is made (or, if no such rate is published for that date, on the most recent date on which such a rate was published).

1.3 Schedules and Disclosure Schedules

(a) The Schedules and Disclosure Schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(b) The purpose of the Disclosure Schedules is to set out the qualifications, exceptions and other information called for in this Agreement. The Parties acknowledge and agree that, except as expressly set out in this Agreement, the Disclosure Schedules and the information and disclosures contained in it do not constitute or imply, and will not be construed as:

(i) any representation, warranty, covenant or agreement;

(ii) an admission of any liability or obligation of the Sellers;

(iii) an admission that the information is material;

(iv) a standard of materiality, a standard for what is or is not in the ordinary course of business, or any other standard contrary to the standards contained in the Agreement; or

(v) an expansion of the scope of effect of any of the representations, warranties and covenants set out in the Agreement.

(c) Disclosure of any information in the Disclosure Schedules that is not strictly required under this Agreement has been made for informational purposes only and does not imply disclosure of all matters of a similar nature. Inclusion of an item in any section of the Disclosure Schedules is deemed to be disclosure for all purposes for which disclosure is required under this Agreement, and for which it is reasonably apparent that such matter is pertinent to another section of the Disclosure Schedules, whether or not the representation, warranty or other provision of this Agreement contains the phrase "except as set forth in the Disclosure Schedules" or similar language.

(d) The Disclosure Schedules constitute confidential information in accordance with Section 6.1(b) and may only be disclosed in accordance therewith.

1.4 Interpretation.

Unless otherwise expressly provided, the following rules of interpretation shall apply:

(a) the table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof;

(b) unless otherwise indicated, all references herein to sections, articles or schedules, shall be deemed to refer to Sections, Articles or Schedules of or to this Agreement, as applicable;

(c) the use in this Agreement of any gender includes each other gender;

(d) any reference to the singular in this Agreement shall also include the plural, and vice versa, as the context may require;

(e) references to any Applicable Law shall be construed as a reference to the same as in effect on the date of this Agreement, unless the context otherwise requires; except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, re-enacted or replaced;

(f) any reference to a number of days shall refer to calendar days unless Business Days are specified;

(g) the words "include", "includes" and "including" mean "include", "includes" and "including", in each case, "without limitation". The word "or" is disjunctive but not necessarily exclusive;

(h) unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(i) whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment shall be made or such action shall be taken on or not later than the next succeeding Business Day

ARTICLE 2

PURCHASE AND SALE

2.1 Purchase and Sale of Portfolio Assets.

Subject to the terms and conditions of this Agreement, at the Closing:

(a) Kouroussa Seller shall sell and convey to the Parent Buyer, and the Parent Buyer shall purchase from the Kouroussa Seller, all of the Kouroussa Seller's right, title and interest to the Kouroussa Assets, free and clear of all Encumbrances;

(b) i-80 Seller shall sell and convey to the Parent Buyer, and the Parent Buyer shall purchase from the i-80 Seller, all of the i-80 Seller's right, title and interest to the i-80 Assets, free and clear of all Encumbrances;

(c) Minera La Negra Seller shall sell and convey to the Parent Buyer, and the Parent Buyer shall purchase from the Minera La Negra Seller, all of the Minera La Negra

Seller's right, title and interest to the Minera La Negra Assets, free and clear of all

Encumbrances; and

(d) Richmond Hill Seller shall sell and convey to the Richmond Hill Buyer, and the Richmond Hill Buyer shall purchase from the Richmond Hill Seller, all of the

Richmond Hill Seller's right, title and interest to the Richmond Hill Assets, free and clear of all Encumbrances.

2.2 Purchase Price.

(a) The aggregate purchase price payable to the Sellers for the Portfolio Assets shall be equal to:

(i) $188,000,000 in cash;

(ii) $84,600,000 payable in Consideration Shares, as adjusted in accordance with Section 2.5; and

(iii) the dollar value of the Assumed Liabilities, which the Parties agree is $1.00

(collectively, the "Purchase Price").

(b) At the Closing, the applicable Buyer shall in respect of the Purchase Price:

(i) pay the cash portion of the Purchase Price to the applicable Seller in the amounts set forth in Schedule B by wire transfer of immediately available funds, to one or more bank accounts that have been designated in writing by the applicable Seller at least two Business Days before the Closing Date, as provided in accordance with Section 12.3; and

(ii) deliver or cause to be delivered to the applicable Seller, the Consideration Shares, in the form of direct registration statements registered in the names set forth in Schedule B (or as otherwise designated in writing by the applicable Seller at least two Business Days before the Closing Date, provided that such Consideration Shares are not required to be registered under the U.S. Securities Act) and causing to be registered in the share register of the Parent Buyer the name of such designees in respect of the Consideration Shares.

(c) All amounts payable by the Buyers to the Sellers pursuant to this Agreement do not include any Sales Taxes, and all Sales Taxes payable by the Buyers (but, for greater certainty, excluding any Sales Taxes payable solely by one or more Sellers) in respect of amounts payable by the Buyers to the Sellers pursuant to this Agreement (collectively "Buyers Sales Taxes") are the responsibility and for the account of the Buyers. If any of the Sellers are required by Applicable Laws to collect any applicable Buyers Sales Taxes from the Buyers, the applicable Buyer shall pay such Buyers Sales Taxes to the applicable Seller(s) concurrently with the payment of the consideration upon which such Buyers Sales Taxes are calculated. Where a Seller is not required by Applicable Laws to collect Buyers Sales Taxes, the applicable Buyer shall pay such Buyers Sales Taxes, to the extent required under Applicable Laws, directly to the appropriate taxing authority and shall provide evidence of such payment to such Seller upon written request. If, following the Closing, any Seller incurs or is required to collect, pay or remit any Buyers Sales Tax in accordance with Applicable Law, (i) such Seller shall (A) pay or remit such Buyers Sales Tax to the appropriate Governmental Authority in accordance with Applicable Law and provide an invoice in respect of same to the applicable Buyer, and (B) use commercially reasonable efforts to provide the applicable Buyer with all information necessary under Applicable Laws for the Buyer to be able to recover such amount of Buyers Sales Tax as input tax credit, rebate or similar mechanism, and (ii) the applicable Buyer shall, within five (5) Business Days of such Seller providing the applicable Buyer with such invoice, pay each such Seller for such Buyers Sales Tax incurred, paid or remitted by such Seller.

2.3 Assumed Liabilities.

Except as expressly set forth in this Agreement (including in Section 2.5), from and after the Closing, the applicable Buyer shall assume, pay, discharge, and perform all obligations and liabilities of each applicable Seller pursuant to the Portfolio Assets acquired by the applicable Buyer which are incurred from and after the Closing Date (the "Assumed Liabilities"). The Parties acknowledge and agree that the Assumed Liabilities cannot be separated from, and are inextricably linked to, and embedded in, the ownership of the Portfolio Assets so that each Buyer, being a transferee of certain Portfolio Assets, will be liable for the respective Assumed Liabilities notwithstanding the absence of the specific assumption of such liabilities by the transferee. For greater certainty, the Assumed Liabilities shall not include any obligations or liabilities arising in respect of circumstances or events occurring prior to the Closing Date (including obligations or liabilities to any third parties arising out of or in connection with the Portfolio Assets incurred or alleged to have been incurred prior to Closing and including any obligations or liabilities arising out of any actual or alleged breach of the Portfolio Instruments or Security Documents committed or alleged to have been committed prior to Closing), regardless of whether such obligations or liabilities accrue or crystallize after the Closing Date. In no event shall the Buyers be liable for any Tax liabilities of the Sellers arising out of or in connection with the ownership by the Sellers or the disposal by the Sellers of the Portfolio Assets.

2.4 Tax Withholdings.

Notwithstanding any other provision of this Agreement, the applicable Buyer shall be permitted to deduct and withhold from any consideration or amount payable or otherwise deliverable under this Agreement only such amounts, if any, as are required by Applicable Laws, to be deducted and withheld therefrom under Applicable Laws. [Redacted - allocation of purchase price among the purchased assets; commercially sensitive information], no Party is aware of any requirement to deduct and withhold or intends to deduct and withhold, any Withholding Taxes. If the Parent Buyer determines that any withholding is required under Applicable Laws, the applicable Buyer shall: (a) provide written notice to the applicable Seller at least five (5) Business Days prior to the relevant Closing payment or delivery setting forth the legal basis for such withholding and the amount to be withheld; (b) cooperate with such Seller to obtain any available exemption from or reduction of such withholding, including accepting any valid certificates or forms under Applicable Laws; and (c) withhold and remit only those amounts required by Applicable Laws to the relevant Governmental Authority in accordance with Applicable Laws and promptly (and, in any event, within 10 Business Days of remittance) provide such Seller with evidence of such remittance. Any amount so deducted and withheld and remitted to the relevant Governmental Authority shall be treated for all purposes of this Agreement as having been paid to the Seller in respect of which such deduction and withholding was made. Each Seller shall deliver to the applicable Buyer, on or before the date that is five (5) Business Days prior to the Closing Date, each certificate, form, affidavit or other documentation reasonably requested by such Buyer in order to determine whether any deduction or withholding is required under Applicable Laws in respect of amounts payable or deliverable to such Seller, or to establish any available exemption from or reduction of such deduction or withholding, and shall promptly deliver any such documentation reasonably requested by such Buyer from time to time after the Closing.

2.5 Certain Payments and Deliveries

Subject to the occurrence of the Closing, the economic benefits and obligations in respect of the Portfolio Assets shall accrue to the applicable Seller up until (and including) [Redacted - commercially sensitive information] (the "Seller Period") and from and after [Redacted - commercially sensitive information] (the "Buyer Period") the economic benefits and obligations in respect of the Portfolio Assets shall accrue to the applicable Buyer, as provided for in this Section 2.5.

(a) In respect of:

(i) the Minera La Negra Royalty Agreement and the Richmond Hill Royalty Agreements, any payment made after the Closing to the applicable Buyer that is in respect of a computation period which occurs during the Seller Period shall accrue for the benefit of the applicable Seller; and

(ii) the Kouroussa Stream Agreement and the i-80 Stream Agreement, any delivery made after the Closing to the Parent Buyer in respect of a particular lot where the delivery obligation in respect of such lot arose during the Seller Period shall accrue for the benefit of the applicable Seller.

In the case of Section 2.5(a)(i), the applicable Buyer shall hold such payments for the applicable Seller and shall deliver such payments to the applicable Seller within five (5) Business Days of receipt of such payment and shall promptly provide the applicable Seller with a statement of all such amounts received, and in the case of Section 2.5(a)(ii) the Parent Buyer shall hold such deliveries for the applicable Seller to be settled in accordance with Section 2.5(b)(ii).

(b) After the Closing, if the Parent Buyer is required by the terms of the Kouroussa Stream Agreement or the i-80 Stream Agreement, as applicable, to make a payment to a Portfolio Asset Counterparty of such Portfolio Instrument in respect of a delivery of metal:

(i) where the delivery obligation in respect of a lot arose during the Seller Period and the delivery of metal was made to the applicable Seller, the Parent Buyer shall notify the applicable Seller of the payment required to be made and provide them with confirmation and evidence of such payment once it has been made. In the case of the foregoing, the applicable Seller will pay the Parent Buyer the amount of such payment in cash within five (5) Business Days of the Parent Buyer providing the applicable Seller the confirmation and evidence of such payment; and

(ii) that was made to the Parent Buyer during the Buyer Period but where the delivery obligation in respect of a lot arose during the Seller Period, a payment shall be made by the Parent Buyer to the applicable Seller in a net amount equal to the value of such deliveries that have been monetized in the normal course of business consistent with past practice (net of commissions and fees), less any cash purchase price paid in respect thereof (the "Net Amount"). In such case, the Parent Buyer will pay to the applicable Seller, within five (5) Business Days of the receipt of the metal delivery, the Net Amount and the Parent Buyer shall promptly provide the applicable Seller with a statement of its calculations with respect to the Net Amount.

(c) In respect of:

(i) the Minera La Negra Royalty Agreement and the Richmond Hill Royalty Agreements, any payment made at any time to any Seller that is in respect of a computation period which occurs during the Buyer Period shall, subject to the Closing, accrue for the benefit of the applicable Buyer; and

(ii) the Kouroussa Stream Agreement and the i-80 Stream Agreement, any delivery made at any time to any Seller in respect of a particular lot where the delivery obligation in respect of such lot arose during the Buyer Period shall, subject to the Closing, accrue for the benefit of the Parent Buyer.

(d) At the Closing, the applicable Consideration Shares portion of the applicable Purchase Price shall be reduced by an aggregate amount equal to (i) such payments pursuant to Section 2.5(c)(i), that are for the benefit of the applicable Buyer, and (ii) an amount equal to the value of the deliveries pursuant to Section 2.5(c)(ii), that have been monetized in the normal course of business consistent with past practice (net of commissions and fees), less any cash purchase price paid in respect thereof (the foregoing amounts, the "Interim Amount"). At the Closing, the applicable Seller shall provide the applicable Buyer with a statement of the Interim Amount, including all such amounts received or achieved, and any purchase price paid in respect thereof, up to the Closing Date in accordance with Section 8.2(e).

(e) Without limiting any of the foregoing provisions of this Section 2.5, following the Closing (including in respect of the Closing Date), each Seller shall:

(i) with respect to payments made to a Seller in respect of the Minera La Negra Royalty Agreement or the Richmond Hill Royalty Agreements that, in accordance with this Section 2.5, are for the benefit of the applicable Buyer, hold such payments for such applicable Buyer and deliver such payments to such applicable Buyer within five (5) Business Days of receipt of such payment and promptly provide such applicable Buyer with a statement of all such amounts received; and

(ii) with respect to any deliveries made to a Seller in respect of the Kouroussa Stream Agreement or the i-80 Stream Agreement that, in accordance with this Section 2.5, are for the benefit of the Parent Buyer, cooperate with the Parent Buyer to facilitate the payment for and delivery of metal to the Parent Buyer which is for its account within ten (10) Business Days of receipt of such delivery.

(f) Following the Closing:

(i) if the relevant Portfolio Asset Counterparty is required to pay, or deliver any additional amount, to a Buyer as a result of a deficient pre-Closing payment or delivery to any Seller which relates to obligations that arose during the Seller Period:

(A) the applicable Buyer shall act as agent for the applicable Seller and use commercially reasonable efforts to obtain such required payment or delivery from such Portfolio Asset Counterparty;

(B) the applicable Buyer shall promptly notify such Seller in writing of any such payment or delivery entitlement, the expected date of such payment or delivery, the payment or delivery amount and any purchase price for such delivery;

(C) the applicable Buyer shall receive such payment or delivery and, in the case of a delivery, make payment for such delivery, on behalf of and as agent for such Seller and transfer such payment or delivered amount to an account designated by such Seller; and

(D) such Seller shall pay to the applicable Buyer, by wire transfer of immediately available funds, the purchase price paid to such Portfolio Asset Counterparty by the applicable Buyer in respect of such delivery and any fees, commissions or expenses paid by the applicable Buyer in respect of such delivery or the transfer of such delivered amount to such Seller, or

(ii) if a Portfolio Asset Counterparty has the right to off-set future payments or deliveries to the applicable Buyer as a result of a pre-Closing overpayment or excess which relates to obligations that arose during the Seller Period:

(A) the applicable Buyer shall notify the applicable Seller in writing of such overpayment or excess amount; and

(B) within five (5) Business Days of such notice, such Seller shall pay to the applicable Buyer the US$ equivalent of the amount that such counterparty has the right to set-off less any fees, commissions or expenses paid by such counterparty in respect of such excess amount.

(g) In the event of any dispute between the Buyers and the Sellers with respect to any amounts described in Section 2.5(b)(ii) or Section 2.5(f), each Party shall provide the other reasonable access to its books and records relating to such amounts and shall resolve such dispute in accordance with Section 12.13.

(h) To the extent permitted by Applicable Law, the Parties shall treat any payment or deliveries made pursuant to this Section 2.5 as an adjustment to the Purchase Price, as applicable. Such adjustment to the Purchase Price shall be a reduction or an increase, as the case may be, on a dollar-for-dollar basis to the Purchase Price for the Portfolio Assets reasonably related to such payment or delivery.

(i) Notwithstanding anything to the contrary in this Agreement, no payment or delivery made in accordance with this Section 2.5 shall be considered to be Losses for the purposes of this Agreement.

2.6 Purchase Price Allocation

The Purchase Price shall be allocated among the Portfolio Assets in the manner set out in Schedule B. Each Party shall report the Transactions for all Tax purposes, and shall prepare and file all Tax Returns, on a basis consistent with the Purchase Price Allocation, and no Party shall take any position inconsistent with the Purchase Price Allocation in any Tax Return, before any Governmental Authority or in any proceeding relating to Taxes, except to the extent otherwise required by Applicable Laws or by a final determination of a Governmental Authority. Any adjustment to the Purchase Price pursuant to Section 2.5 or Article 11 shall be allocated in accordance with the terms of the applicable provision, and Schedule B shall be deemed to be amended accordingly.

ARTICLE 3

SELLER REPRESENTATIONS AND WARRANTIES

Each Seller severally (but not jointly and severally), in respect of (i) itself and (ii) the Portfolio Assets held directly by such Seller only, represents and warrants to the Buyers, in each case subject to the limitations in Article 5 and except as set forth on the Disclosure Schedules, on the date hereof, as follows, and acknowledges that the Buyers are relying on such representations and warranties in entering into this Agreement, and in consummating the Transactions.

3.1 Organization of the Sellers.

Such Seller (a) is organized, validly existing, and in good standing under its jurisdiction of organization, and (b) has all requisite power and authority to (i) hold its respective interest in the relevant Portfolio Assets, (ii) carry on its business as it is now being conducted and (iii) execute, deliver and perform its obligations under this Agreement.

3.2 Authority.

The execution, delivery, and performance of this Agreement and the consummation of the Transactions by such Seller have been duly and validly authorized by all necessary action on the part of such Seller. This Agreement has been duly and validly executed and delivered by such Seller, and is a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as enforcement may be limited by (a) bankruptcy, insolvency, moratorium, reorganization and other laws relating to or affecting the enforcement of creditors' rights generally, and (b) the fact that equitable remedies of specific performance and injunction may only be granted in the discretion of a court.

3.3 Winding Up.

No order has been made, petition presented or meeting convened for the purpose of winding up such Seller, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of such Seller are distributed amongst the creditors or shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganization or similar Applicable Laws in any relevant jurisdiction, and no events have occurred which, under Applicable Laws, would be reasonably likely to justify any such cases or proceedings.

3.4 Voluntary Arrangement, Etc.

Such Seller has not made any voluntary arrangement with any of its creditors nor is it insolvent or unable to pay its debts as they fall due. To the Knowledge of such Seller, no Person has taken any step, legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to such Seller, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets or undertaking of such Seller nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a Person appointed for the purpose by any Governmental Authority).

3.5 No Conflict; Required Consents.

Except for the Required Notices, the Required Consents and the assignment and assumption documents contemplated in Section 8.2(b) below, the execution, delivery, and performance by such Seller of this Agreement do not and will not:

(a) conflict with or violate any provision of the charter or bylaws or other organizational or constituent documents of such Seller;

(b) violate any provision of any Applicable Laws in any material respect;

(c) conflict with, violate, result in a breach or termination of, constitute a default under or permit the acceleration of the performance required by, any Contract or Encumbrance to which such Seller is a party or by which such Seller or the Portfolio Assets are bound or affected;

(d) result in the imposition of any Encumbrance upon the Portfolio Assets;

(e) result in, or give, a right of first offer, a pre-emptive right, right of first refusal or trigger any change of control provisions or any other right or option of any Person to acquire the Portfolio Assets; or

(f) require any consent, approval, notice or authorization of or to any Governmental Authority or other Person or under any Applicable Laws or pursuant to the Portfolio Assets.

3.6 Compliance with Laws.

Such Seller has complied in all material respects with and is not in violation in any material respect of any Applicable Laws in respect of the execution of this Agreement, the performance of its obligations hereunder and the completion of the Transactions.

3.7 Anti-Bribery Legislation.

Such Seller has not, nor, to the Knowledge of such Seller, have any of its officers, directors or employees acting on behalf of such Seller, taken, committed to take or been alleged to have taken any action which would cause such Seller to be in violation of any Anti-Bribery Legislation, and, to the Knowledge of such Seller, no such action has been taken by any agents, representatives or other Persons acting on behalf of such Seller.

3.8 Portfolio Assets.

(a) Such Seller has made available to the Buyers true, complete and correct copies of the Portfolio Instruments and Security Documents comprising the Portfolio Assets, including all amendments, waivers, subordinations or modifications thereto, and such Portfolio Instruments and Security Documents are in full force and effect and are valid and binding obligations of such Seller and, to the Knowledge of the Sellers, each applicable Portfolio Asset Counterparty, in accordance with their respective terms.

(b) The Kouroussa Stream is held by the Kouroussa Seller pursuant to the Kouroussa Stream Agreement, and the Kouroussa Security Documents are held by the Kouroussa Security Agents on the terms of the Kouroussa SAID, as applicable, on behalf of, inter alios, the Kouroussa Seller and the Kouroussa Purchasers' Agent, in each case, free and clear of all Encumbrances, and the Kouroussa Seller represents and warrants that it and the Kouroussa Security Agents and the Kouroussa Purchasers' Agent, on behalf of the Kouroussa Seller, have not:

(i) assigned the Kouroussa Assets or any of the Kouroussa Seller's, the Kouroussa Security Agents' or the Kouroussa Purchasers' Agent's rights with respect thereto to any Person; or

(ii) granted any options to purchase, rights of first refusal, rights of first offer or other similar rights with respect to the Kouroussa Assets except for any applicable buy down right.

(c) The Kouroussa Seller has not received any notice that the applicable Portfolio Asset Counterparty intends to exercise the buyback right under the Kouroussa Stream Agreement.

(d) The i-80 Stream is held by the i-80 Seller pursuant to the i-80 Stream Agreement, and the i-80 Security Documents are held by the i-80 Collateral Agent and i-80

Purchasers' Agent thereunder on the terms of the i-80 Intercreditor Agreement on behalf of the i-80 Seller, in each case, free and clear of all Encumbrances, and the i-80 Seller represents and warrants that it and the i-80 Collateral Agent and the i-

80 Purchasers' Agent, on behalf of the i-80 Seller, have not:

(i) assigned the i-80 Assets or any of the i-80 Seller's, the i-80 Collateral Agent's or the i-80 Purchasers' Agent's rights with respect thereto to any Person; or

(ii) granted any options to purchase, rights of first refusal, rights of first offer or other similar rights with respect to the i-80 Assets.

(e) The Minera La Negra Royalty is held by the Minera La Negra Seller pursuant to the Minera La Negra Royalty Agreement, free and clear of all Encumbrances, and the Minera La Negra Seller represents and warrants that it has not:

(i) assigned the Minera La Negra Assets or any of the Minera La Negra Seller's rights with respect thereto to any Person; or

(ii) granted any options to purchase, rights of first refusal, rights of first offer or other similar rights with respect to the Minera La Negra Assets.

(f) The Richmond Hill Royalties are held by the Richmond Hill Seller pursuant to the Richmond Hill Royalty Agreements, free and clear of all Encumbrances, and the Richmond Hill Seller represents and warrants that it has not:

(i) assigned the Richmond Hill Assets or any of the Richmond Hill Seller's rights with respect thereto to any Person; or

(ii) granted any options to purchase, rights of first refusal, rights of first offer or other similar rights with respect to the Richmond Hill Assets;

(g) Such Seller is not in breach, and to the Knowledge of such Seller, none of the Portfolio Asset Counterparties is in breach of any obligation pursuant to a Portfolio Instrument or Security Document to which such Seller is a party and, to the Knowledge of such Seller, no event or circumstance has occurred which (with notice, lapse of time or both) would reasonably be expected to constitute a default thereunder, except as disclosed in Section 3.8 of the Disclosure Schedules. Such Seller has not received from any Governmental Authority, a Portfolio Asset Counterparty or any other Person written notice of any pending or threatened investigation or enquiry by any Governmental Authority relating to any actual or alleged violation of any Applicable Law with respect to a Portfolio Asset to which such Seller is a party. Such Seller has not given notice that it, nor received written notice that a Portfolio Asset Counterparty, intends to cancel, terminate, amend or otherwise modify, or waive any of the rights or obligations under, any of the Portfolio Instruments or Security Documents to which such Seller is a party, except as disclosed in Section 3.8 of the Disclosure Schedules, and, to the Knowledge of such Seller, no such action has been threatened. There are no disputes between such Seller and a Portfolio Asset Counterparty relating to a Portfolio Instrument or Security Document to which such Seller is a party.

(h) Except for costs and expenses of the Sellers (as Purchasers or Holders, as applicable, under the Portfolio Instruments) payable to the Sellers (as Purchasers or Holders, as applicable, under the Portfolio Instruments) in accordance with the terms of such Portfolio Instruments and except as disclosed in Section 3.8 of the Disclosure Schedules, all payments that are due to such Seller under the Portfolio Instruments to which such Seller is a party have been paid and there are no amounts outstanding.

(i) Such Seller has not received any written notice or communication from any Person alleging it has an interest in the Portfolio Assets.

(j) Such Seller has not received from any Governmental Authority or a Portfolio Asset Counterparty any written notices or communications regarding any abandonment, lapse, surrender, termination, sale or disposition of any Underlying Interest (unless contemplated in the Portfolio Instrument to which such Seller is a party).

3.9 Security.

Schedule A contains a complete and accurate listing of all Security Documents. To the extent required under the Portfolio Instruments, the Security Documents or Applicable Laws, except as disclosed in Section 3.9 of the Disclosure Schedules, all filings, recordings, notifications, registrations and other actions necessary under Applicable Laws have been made or taken, and all approvals obtained, in each jurisdiction where necessary to give effect to the Security and to validate, preserve, perfect and protect the Encumbrances granted in connection with the Security.

3.10 Litigation.

There are no Orders or Litigation pending or, to the Knowledge of such Seller, threatened, to which such Seller is a party, the subject of which is a Portfolio Instrument or which relates to the performance or non-performance of any obligation under a Portfolio Instrument, which would prevent or delay such Seller from performing such Seller's obligations under this Agreement or the other Transaction Documents or which directly challenges the validity or enforceability of the Portfolio Instrument, or the Transactions.

3.11 Brokers.

Except as disclosed in Section 3.11 of the Disclosure Schedules (and in respect of which, the fees and expenses will be paid by the Sellers), no broker, investment banker, financial advisor or other Person acting on behalf of such Seller or any of such Seller's Affiliates is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions.

3.12 Tax Matters.

(a) Such Seller is a non-resident of Canada for the purposes of the Income Tax Act (Canada) and the Excise Tax Act (Canada). Such Seller is not registered, or required to be registered for the goods and services tax/harmonized sales tax (GST/HST) under Subdivision D of Division V of Part IX to the Excise Tax Act (Canada).

(b) The Portfolio Instruments are not "taxable Canadian property" for the purposes of the Income Tax Act (Canada).

3.13 Securities Matters.

(a) Such Seller understands that any Consideration Shares issuable hereunder have not been registered under the U.S. Securities Act in reliance on one or more exemptions from registration under the U.S. Securities Act (if the Seller is in the United States) or the exclusion from registration under the U.S. Securities Act (if the Seller is outside the United States), and that the Parent Buyer's reliance on such exemptions is predicated on such Seller's representations set forth herein.

(b) Such Seller acknowledges that it can bear the economic risk of the investment in the Consideration Shares, and it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Consideration Shares. If such Seller is in the United States, such Seller is a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act and agrees that it will not take any action that could negatively impact the availability of an exemption from registration under the U.S. Securities Act with respect to the issuance or acquisition, as the case may be, of the Consideration Shares. If such Seller is outside the United States, such Seller is acquiring the Consideration Shares in an "offshore transaction" as defined in Rule 902 of Regulation S promulgated under the U.S. Securities Act, and agrees that it will not take any action that could negatively impact the availability of the exemption from registration provided by Regulation S promulgated under the U.S. Securities Act with respect to the issuance or acquisition, as the case may be, of the Consideration Shares.

(c) Such Seller has carefully reviewed such information as it has deemed necessary with respect to the Consideration Shares. To such Seller's satisfaction, such Seller has been furnished all materials requested by such Seller relating to the Parent Buyer, and the issuance or acquisition, as the case may be, of Consideration Shares hereunder, and such Seller has been afforded the opportunity to ask questions of representatives of the Parent Buyer and to obtain any information that it considered necessary or appropriate in connection with its decision to acquire any Consideration Shares.

(d) If such Seller is in the United States, such Seller is aware that the Consideration Shares are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), and, unless registered under the U.S. Securities Act and applicable state securities laws, the Consideration Shares issuable or deliverable to, as the case may be, such Seller, may not be resold in the United States unless an applicable exemption under the U.S. Securities Act is available. Notwithstanding the foregoing, the Sellers may sell such Consideration Shares outside of the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with applicable local laws and regulations. In order to induce the Buyers to issue or deliver, as applicable, the Consideration Shares to such Seller without a U.S. Securities Act restrictive legend and without a restricted CUSIP number, such Seller represents, warrants and covenants to the Parent Buyer as follows: (i) if in the future it decides to offer, sell, pledge, or otherwise transfer, directly or indirectly, any of the Consideration Shares prior to the availability of Rule 144 under the U.S. Securities Act, it will do so only (A) to the Parent Buyer or (B) outside the United States in accordance with Rule 904 of Regulation S and in each case in compliance with applicable local laws and regulations; (ii) the Consideration Shares will not be offered, sold, pledged, or otherwise transferred, directly or indirectly, in the United States prior to the availability of Rule 144 under the U.S. Securities Act; (iii) prior to the availability of Rule 144 under the U.S. Securities Act, it will not deposit or arrange for the deposit of any of the Consideration Shares into the facilities of the Depository Trust Company, or a successor depository within the United States, or arrange for the registration of any the Consideration Shares with Cede & Co. or any successor thereto; (iv) it acknowledges that the Consideration Shares will not bear a U.S. restrictive legend or identified by a restricted CUSIP number in reliance on the acknowledgments, representations and agreements contained herein; (v) it has implemented appropriate internal controls and procedures to ensure that it is able to comply with the restrictions set forth above; and (vi) it consents to the Parent Buyer making a notation on its records or giving instructions to the registrar and transfer agent of the Parent Buyer in order to implement the restrictions on transfer set forth and described herein. Such Seller understands and acknowledges that the Parent Buyer has no obligation or present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Consideration Shares in the United States.

ARTICLE 4

BUYERS REPRESENTATIONS AND WARRANTIES

The Buyers represent and warrant to the Sellers, on the date hereof, as follows and acknowledge that the Sellers are relying on such representations and warranties in entering into this Agreement, and in consummating the Transactions.

4.1 Organization and Qualification of the Buyers.

The Parent Buyer is a company duly organized, validly existing, and in good standing under the laws of the Province of British Columbia. The Richmond Hill Buyer is a company duly organized, validly existing, and in good standing under the laws of the State of Utah. The Buyers have all requisite power and authority to carry out their obligations under this Agreement.

4.2 Authority.

Each Buyer has all requisite power and authority to execute, deliver, and perform this Agreement and consummate the Transactions to which it is party. The execution, delivery, and performance of this Agreement and the consummation of the Transactions on the part of each Buyer have been duly and validly authorized by all necessary action on the part of such Buyer. This Agreement has been duly and validly executed and delivered by each Buyer, and is a valid and binding obligation of each Buyer, enforceable against it in accordance with its terms, except as enforcement may be limited by (a) bankruptcy, insolvency, moratorium, reorganization and other laws relating to or affecting the enforcement of creditors' rights generally, and (b) the fact that equitable remedies of specific performance and injunction may only be granted in the discretion of a court.

4.3 Winding Up.

No order has been made, petition presented or meeting convened for the purpose of winding up either Buyer, or for the appointment of any provisional liquidator or in relation to any other process whereby the business of either Buyer is terminated and the assets of such Buyer are distributed amongst the creditors or shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganization or similar laws in any relevant jurisdiction, and no events have occurred which, under Applicable Laws, would be reasonably likely to justify any such cases or proceedings.

4.4 Voluntary Arrangement, Etc.

Neither Buyer has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due. To the Knowledge of the Buyers, no Person has taken any step, legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to the Buyers, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets or undertaking of the Buyers nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a Person appointed for the purpose by any Governmental Authority).

4.5 No Conflict; Required Consents.

The execution, delivery, and performance by the Buyers of this Agreement do not and will not:

(a) conflict with or violate any provision of the charter, articles or bylaws of either Buyer or other organizational or constituent documents of either Buyer;

(b) violate any provision of any Applicable Laws;

(c) conflict with, violate, result in a breach or termination of, constitute a default under or permit the acceleration of the performance required by, any Contract or Encumbrance to which a Buyer is a party or by which a Buyer or the assets or properties owned or leased by any Buyer is bound or affected; or

(d) other than the Exchange Approval, require any consent, approval, notice or authorization of or to any Governmental Authority or other Person or under any Applicable Laws.

4.6 Compliance with Laws.

Each Buyer has complied in all material respects with and is not in violation in any material respect of any Applicable Laws in respect of the execution of this Agreement, the performance of its obligations hereunder and the completion of the Transactions to which it is party.

4.7 Anti-Bribery Legislation.

Neither of the Buyers has, nor, to the Knowledge of the Buyers, have any of their officers, directors or employees acting on behalf of either Buyer, taken, committed to take or been alleged to have taken any action which would cause the Buyers to be in violation of any Anti-Bribery Legislation, and, to the Knowledge of the Buyers, no such action has been taken by any agents, representatives or other Persons acting on behalf of the Buyers.

4.8 Financing Requirements.

The Buyers will on the Closing Date have the financial means to complete the transactions that form the subject matter of this Agreement.

4.9 Litigation and Other Proceedings.

There are no Orders or Litigation pending or, to the Knowledge of the Buyers, threatened, to which either Buyer is a party which, if determined adversely to the Buyers, would prevent or delay the Buyers from performing the Buyers' obligations under this Agreement or the other Transaction Documents on the Closing Date.

4.10 Brokers.

No broker, investment banker, financial advisor or other Person acting on behalf of the Buyers or any of the Buyers' Affiliates is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions.

4.11 Consideration Shares.

As at the Closing, all necessary corporate action will have been taken by the Parent Buyer so as to validly issue the Consideration Shares as fully paid and non-assessable Elemental Shares. Assuming compliance of each Seller with the representations and warranties set forth in Section 3.13 hereof, the Consideration Shares will be issued or transferred, as applicable, in compliance with all Applicable Laws, free of restrictions on transfer, other than pursuant to applicable securities laws, and will bear no restrictive legend other than the legend required pursuant to Section 2.5(2) of National Instrument 45-102 - Resale of Securities.

ARTICLE 5

ACKNOWLEDGEMENTS OF THE BUYERS

5.1 Limited Representations and Warranties.

Each Buyer acknowledges and agrees that:

(a) except for the representations and warranties expressly made by the Sellers in Article 3, no express or implied representations or warranties are or have been made relating to the Portfolio Assets, the Owner/Operators, the location of the Underlying Interests or the Underlying Interests and all implied representations or warranties of any kind or nature whatsoever with respect to the Portfolio Assets or the Underlying Interests are expressly excluded;

(b) there are no terms, conditions, opinions, advice, assertions of fact, matters, undertakings or collateral agreements, express, implied or statutory, with respect to the subject matter hereof and thereof by or between the Parties (or by any of their respective employees, directors, officers, representatives or agents) other than as expressly set forth in this Agreement; and

(c) except for representations and warranties expressly made by the Sellers in Article 3, each Buyer acknowledges that it is relying solely upon its own investigations with respect to, and that the Sellers do not make, and no Buyer has relied on, any representations or warranties with respect to, the following matters:

(i) the value, merchantability or fitness for any purpose of, or title to, validity of, or Encumbrances on, the mineral or real property interests underlying the Portfolio Assets (the "Underlying Interests"); the existence or presence of any mineral substances, ore, the feasibility or profitability of any operation on or with respect to the Underlying Interests; the value of the Portfolio Assets; the right or ability of any direct or indirect owner or operator of the Underlying Interests (an "Owner/Operator") to mine or produce minerals or ore from the Underlying Interests; the likelihood that minerals or ore can or will be removed from the Underlying Interests in commercially saleable quantities; the physical condition of the Underlying Interests or the assets owned or leased by the Owner/Operator; whether the activities and operations of the operators or other Persons on or in respect of the Underlying Interests have been in compliance with Applicable Law; the existence of contaminants on the Underlying Interests or any other environmental liabilities of any kind associated with the Underlying Interests or the Portfolio Assets;

(ii) the right or ability of any of the Owner/Operators to perform their obligations under the Portfolio Assets, or the legal status or financial condition of any of the Owner/Operators;

(iii) the title, if any, of any of the Owner/Operators to the Underlying Interests; the absence of third-party claims to or interests in the Underlying Interests; the status or good standing of the Underlying Interests; whether any or all of the Underlying Interests continue to exist; whether Taxes or concession/permitting fees required to maintain the Underlying Interests in good standing have been paid; and whether any rights in respect of the Underlying Interests were validly obtained by conversion, extension or substitution of concessions;

(iv) any engineering, geological, metallurgical or other scientific and non- scientific interpretations, evaluations or economic evaluations respecting the Underlying Interests;

(v) the accuracy or completeness of any information, documentation or data provided to the Buyers pursuant to or in connection with the negotiation hereof, relating to the Portfolio Assets, the Underlying Interests or otherwise, including information, documentation or data provided to the Buyers by way of data rooms, electronic transfer of records or other computer records, file summaries or other interpretive records that were prepared by the Sellers for internal use, including pricing decks or other reporting information or internal presentations or spreadsheets of the Sellers that have been prepared with respect to the Portfolio Assets; and

(vi) any other matter whatsoever with respect to any Underlying Interests.

Without restricting the generality of the foregoing, each Buyer acknowledges that it has made (and will, prior to the Closing, continue to make) its own independent evaluation of the Portfolio Assets as part of its due diligence process, and that, subject to Article 3, it has relied on that independent review for its assessment of the condition, quantum and value of the Portfolio Assets.

ARTICLE 6

COVENANTS

6.1 Confidentiality.

(a) The Parties acknowledge that the obligations pursuant to the provisions of the Confidentiality Agreement shall continue to apply notwithstanding the execution of this Agreement by the Parties or the announcement of this Agreement, and agree to fulfill any of their obligations thereunder in accordance with the terms thereof. For certainty, if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect regardless of the termination of this Agreement.

(b) From and after the Closing Date, the Sellers shall keep confidential all information relating to this Agreement and the Portfolio Assets, except, in each case, for information which:

(i) is part of the public domain as of the Closing Date;

(ii) becomes part of the public domain after the Closing Date other than as a result of a breach of this Section 6.1 by the Sellers;

(iii) a Seller is required to disclose pursuant to Applicable Laws or stock exchange rules or by a Governmental Authority, provided, however, that in such case such Seller will, to the extent reasonably practicable and permitted by Applicable Law, (A) first have given written notice to the Parent Buyer and given the Parent Buyer a reasonable opportunity to take appropriate action and (B) cooperate with the Parent Buyer as necessary, at the Parent Buyer's sole cost and expense, to obtain an appropriate protective order or other protective remedy or treatment; provided, further, that in each case, the confidential information disclosed in response to such Applicable Law, stock exchange rules or Governmental Authority will be limited to that information which is legally required to be disclosed in response to the foregoing, as determined in good faith by such Seller (based on advice from legal counsel) that is obligated to disclose confidential information pursuant to such requirement;

(iv) a Seller or its Affiliate is required to disclose to the limited partners of the investment fund, or its co-investors, owning directly or indirectly an interest in such Seller, provided that such limited partners or co-investors, as applicable, are subject to an obligation to maintain such information confidentially;

(v) was received in good faith after the Closing from an independent Person who, to the knowledge of a Seller, was lawfully in possession of such information free of any obligation of confidence to the applicable Buyer or any of its Affiliates;

(vi) is released from the provisions of this Section 6.1 by the written authorization of the applicable Buyer; or

(vii) a Seller is otherwise contractually or legally entitled to receive, hold and use, including through contractual arrangements in its capacity as an equityholder of an Owner/Operator or a lender to an Owner/Operator.

(c) Subject to Applicable Laws, none of the Parties shall issue any news release or make any public disclosure relating to the subject matter of this Agreement without providing the other Parties at least two Business Days to review and comment on the same. The provisions of this Section 6.1 shall survive and continue to bind the Parties notwithstanding that any Party ceases to be a Party or this Agreement is terminated for any reason whatsoever. The Parties acknowledge and agree that the Parent Buyer may, if required by Applicable Law, file a conformed copy of this

Agreement on the Parent Buyer's profile on www.sedarplus.ca and disclose a summary of the Agreement in its appropriate public disclosure documents and the Sellers will be given a reasonable opportunity to review such conformed copy and provide suggested redactions to be included therein that will be considered by the Parent Buyer in good faith.

6.2 Third Party Notices.

On or before the Closing, the Sellers shall deliver the notices which are Required Notices, in each case in accordance with the terms of the applicable Portfolio Instruments and Security Documents (to the extent specified); provided that any Required Notice that is a notice to a Governmental Authority shall be delivered promptly (and in any event within five (5) Business Days) following the date hereof.

6.3 Pre-Closing Covenants of the Sellers.

Other than (i) as expressly required or permitted by this Agreement (including, for certainty, as contemplated by Schedule A), (ii) as required pursuant to Applicable Law, (iii) as required by the Portfolio Assets or ancillary documents thereof, or (iv) as consented to in writing by the Parent Buyer in its sole discretion prior to the Closing, the applicable Seller shall:

(a) continue to hold, administer and manage the Portfolio Assets and otherwise enforce its rights and perform its obligations thereunder in the ordinary course consistent with past practice, and shall use commercially reasonable efforts to preserve, maintain and protect the Portfolio Assets, including by diligently pursuing amounts due or accruing in respect thereof;

(b) promptly, and in any event within five (5) Business Days of receipt, deliver or forward to the applicable Buyer any notice, statement, report, demand, claim and other documentation and correspondence received by it in respect of, or otherwise relating to, the Portfolio Assets;

(c) [Redacted - commercially sensitive information], not amend or modify, or agree to amend or modify, the terms of any Portfolio Instrument or Security Document (including to release or subordinate any Security);

(d) [Redacted - commercially sensitive information];

(e) not take any action or omit to take any action that would result in a material breach under the Portfolio Instruments or Security Documents;

(f) not grant any Encumbrance over the Portfolio Assets;

(g) not sell, transfer, assign, dispose of, lease, encumber, relinquish, abandon, grant any option to purchase or right of first offer or refusal over the Portfolio Assets; and

(h) [Redacted - commercially sensitive information], not allow the transfer or other disposition of any collateral, or otherwise entering into any consent, waiver or any other agreement, in respect of the Portfolio Assets, in each case, to the extent that consent of the Sellers is required for any of the foregoing.

6.4 [Redacted - commercially sensitive information]

[Redacted - commercially sensitive information].

6.5 Cooperation.

No Party shall take any action, or permit any of its Affiliates to take any action, which materially diminishes or would reasonably be expected to diminish the ability of a Party (or its respective Affiliates) to consummate, or materially delay any Party's (or their respective Affiliates') ability to consummate, the Transactions, provided, however, that nothing in this Agreement shall be deemed to require any Party (or their respective Affiliates) to waive any of the Closing conditions set forth in Article 7. Except as prohibited by Applicable Laws, each Party shall promptly notify the other Parties of the occurrence of any of the following or any matter or event that has resulted, or is reasonably likely to result, in any of the following: (i) any notice or other communication from any Person alleging that the consent of such Person is required in connection with this Agreement, the other Transaction Documents or the Transactions; or (ii) any Litigation commenced or, to the Knowledge of a Party, threatened against, relating to or involving or otherwise affecting, such Party or any of its Affiliates that relates to the consummation of the Transactions.

6.6 Covenants of the Parties to Satisfy Closing Conditions.

Each Party shall perform all obligations required to be performed by it under this Agreement, co- operate with the other Parties in connection therewith, and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective, as soon as practicable, the Transactions and, without limiting the generality of the foregoing, each Party shall use commercially reasonable efforts to expeditiously satisfy (or cause to be satisfied) the conditions precedent to the other Party's obligations under this Agreement as set forth in Article 7 and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary or proper under all Applicable Laws to complete the Transactions prior to the Outside Date, and shall not take or agree to take any action that would reasonably be expected to delay or prevent the consummation of the Transactions.

6.7 Removal of Agents.

At or prior to the Closing, each Seller or any of their respective Affiliates shall be removed as parties to the Portfolio Instruments and any document ancillary or related thereto, including, for avoidance of doubt, any Security Document in their respective capacity as purchasers' agent and the Buyers agree that they shall reasonably cooperate with the Sellers to enable the Sellers or their respective Affiliates to be so removed or to otherwise resign and to do all commercially reasonable acts and things to effect such removal or resignation. The Parent Buyer acknowledges that it is its own responsibility, at its own expense, to appoint a new purchasers' agent, if desired, with respect to the Portfolio Instruments or in connection with any Security and to coordinate with the counterparties thereunder with respect to such appointments. At the Closing, the Buyers agree that any new purchasers' agent will be appointed by the applicable Buyer under the relevant Portfolio Instrument or Security Document, as applicable, to replace such agents that have been removed or otherwise resigned.

6.8 Notices; Access to Information

(a) Commencing on the date hereof through the Closing:

(i) the Sellers shall provide the Buyers and their representatives with access to the Data Room, provided that no investigation by the Buyers or other information received by the Buyers shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Sellers in this Agreement; and

(ii) the Sellers shall furnish the Buyers and their representatives with any notices received by the Sellers and any financial, operating and other data related to the business of the Portfolio Assets, in each case as the Sellers may receive from a Portfolio Asset Counterparty in accordance with the terms of the relevant Portfolio Instrument and Security Documents.

(b) Each Seller shall promptly forward to the Parent Buyer any notices received by it in respect of the Portfolio Assets after the date hereof.

6.9 Tax.

Nothing in this Agreement, the Confidentiality Agreement or any other Transaction Document shall prohibit or restrict any Party from making any filing or disclosure required under Applicable Laws in respect of Taxes, or from disclosing the tax treatment or tax structure of the Transactions to any Governmental Authority or to its professional advisors.

ARTICLE 7

CONDITIONS PRECEDENT

7.1 Conditions to the Buyers' Obligations.

The obligations of the Buyers to consummate the Transactions contemplated by this Agreement at the Closing shall be subject to the following conditions for the exclusive benefit of the Buyers, which may be waived by the Buyers in whole or in part:

(a) The Sellers shall have performed and complied in all material respects with all covenants and obligations of this Agreement to be complied with and performed by the applicable Seller at or before the Closing.

(b) All Sellers Fundamental Representations given by the Sellers shall be true and correct in all respects as of the Closing Date, with the same force and effect as if made on and as of that date, except:

(i) for inaccuracies that are de minimis in nature;

(ii) to the extent that such representations and warranties refer to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date; and

(iii) for changes contemplated or as affected by the Transactions contemplated or permitted by this Agreement.

(c) Other than the Sellers Fundamental Representations, all representations and warranties given by the Sellers shall be true and correct in all material respects as of the Closing Date, with the same force and effect as if made on and as of that date (or, if qualified by materiality, in all respects), and except:

(i) to the extent that such representations and warranties refer to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date; and

(ii) for changes contemplated or as affected by the Transactions contemplated or permitted by this Agreement.

(d) There shall be no Order or Applicable Law in effect that prohibits the consummation of the Transactions being consummated at the Closing, provided that each Party shall have taken all actions required by Section 6.6 to prevent the occurrence or entry of such Order or Applicable Law and to remove or appeal such Order or Applicable Law as promptly as possible.

(e) The Exchange Approval shall have been obtained and all conditions to the Closing contained in the Exchange Approval capable of being satisfied before the Closing shall have been satisfied.

(f) There shall be no Sellers Material Adverse Effect.

(g) [Redacted - commercially sensitive information]

(h) All deliveries contemplated by Section 8.2 shall have been tabled.

The foregoing conditions are for the exclusive benefit of the Buyers and any such condition may be waived in whole or in part by the Buyers at or prior to the Closing by delivering to the Sellers a written waiver to that effect executed by the Buyers. Delivery of any such waiver shall be without prejudice to any rights and remedies the Buyers may have at law and in equity, including any claims the Buyers may have for breach of covenant, representation or warranty by the Sellers, and also without prejudice to the rights of termination of the Buyers in the event of non-performance of any other conditions in whole or in part.

7.2 Conditions to the Sellers' Obligations.

The obligations of the Sellers to consummate the Transactions shall be subject to the following conditions for the exclusive benefit of the Sellers, which may be waived by the Sellers in whole or in part:

(a) The Buyers shall have performed and complied in all material respects with all covenants and obligations of this Agreement to be complied with and performed by the applicable Buyer at or before the Closing.

(b) All Buyers Fundamental Representations given by a Buyer at the Closing shall be true and correct in all respects as of the Closing Date, with the same force and effect as if made on and as of that date, except:

(i) for inaccuracies that are de minimis in nature;

(ii) to the extent that such representations and warranties refer to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date; and

(iii) for changes contemplated or as affected by the Transactions contemplated or permitted by this Agreement.

(c) Other than the Buyers Fundamental Representations, all representations and warranties given by a Buyer at the Closing shall be true and correct in all material respects as of the Closing Date, with the same force and effect as if made on and as of that date, except where the failure to be so true and correct would not, individually or in the aggregate, constitute or result in a material adverse effect on or of the Buyers (or, if qualified by material adverse effect on or of the Buyers or other materiality, in all respects), and except:

(i) to the extent that such representations and warranties refer to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date; and

(ii) for changes contemplated or as affected by the Transactions contemplated or permitted by this Agreement.

(d) There shall be no Order or Applicable Law in effect that prohibits the consummation of the Transactions being consummated at the Closing, provided that each Party shall have taken all actions required by Section 6.6 to prevent the occurrence or entry of such Order or Applicable Law and to remove or appeal such Order or Applicable Law as promptly as possible.

(e) The Exchange Approval shall have been obtained and all conditions to the Closing contained in the Exchange Approval capable of being satisfied before Closing shall have been satisfied.

(f) All deliveries contemplated by Section 8.3 shall have been tabled.

The foregoing conditions are for the exclusive benefit of the Sellers and any such condition may be waived in whole or in part by the Sellers at or prior to the Closing by delivering to the Buyers a written waiver to that effect executed by the Sellers. Delivery of any such waiver shall be without prejudice to any rights and remedies the Sellers may have at law and in equity, including any claims the Sellers may have for breach of covenant, representation or warranty by the Buyers, and also without prejudice to the rights of termination of the Sellers in the event of non-performance of any other conditions in whole or in part.

ARTICLE 8

CLOSING

8.1 Closing; Time and Place.

Other than as specifically contemplated in this Agreement, the Closing shall take place electronically, or in such other manner and in such other location as the Buyers and the Sellers agree upon, on the Closing Date. Prior to the Closing, the Sellers will deliver the closing deliveries set forth in Section 8.2, and the Buyers will deliver the closing deliveries set forth in Section 8.3, into escrow by exchange of documents via electronic mail or other electronic means. Subject to the satisfaction or waiver of the conditions precedent in Article 7, the Parties shall release the deliveries tabled pursuant to Section 8.2 and Section 8.3 from escrow and the Closing will be completed upon such release.

8.2 Sellers Closing Deliveries.

At the Closing, the applicable Seller shall deliver or cause to be delivered to the applicable Buyer the following:

(a) Portfolio Instruments. A copy of each applicable Portfolio Instrument, certified as being true and correct by a senior officer or equivalent of each of the applicable Sellers.

(b) Assignment and Assumption Documents. A counterpart of each assignment and assumption agreement duly executed by each applicable Seller substantially in the forms contemplated by the Portfolio Instruments, as applicable.

(c) Security and Encumbrances and Related Required Consents.

(i) Copies of any applicable Security Documents listed in Schedule A (other than those that will be terminated or amended in connection with Closing), certified as being true, complete and correct, unamended, by one executive officer or equivalent of the applicable Seller in the applicable Seller's capacity as purchaser, Kouroussa Purchasers' Agent or i-80 Purchasers' Agent, as the case may be.

(ii) Instruments of joinder, accession, assignment, amendment or replication, or such other documents, registrations and instruments, as applicable, necessary under Applicable Laws, the Agreement or any applicable Security Documents to assign, transfer and deliver to the Parent Buyer, or to an agent on behalf of the Parent Buyer, the interest of the applicable Seller or its agents in any applicable Security, including the applicable intercreditor arrangements, at the Closing Date, including such assignments or replication of any Security Documents to the extent required, each duly executed by the applicable Seller and, as required, its agents.

(iii) Duly executed instruments evidencing the consent of any holder of security that is identified as a Required Consent, in form and substance satisfactory to the Buyers; provided that, in respect of any Required Consent, the requirement to obtain such Required Consent shall be deemed to be satisfied if a replacement agreement, in form and substance satisfactory to the applicable Buyer and the applicable Seller, has been duly executed and delivered.

(d) Bring-Down Certificate. A certificate, dated as of the date of the Closing, executed by one executive officer or the equivalent of each applicable Seller, certifying that the conditions stated in Sections 7.1(a), 7.1(b), 7.1(c) and 7.1(f) have been satisfied.

(e) Interim Amount. The statement in respect of the applicable Interim Amount pursuant to Section 2.5(d).

(f) Books and Records. All Books and Records, or copies thereof.

(g) Other. Such other documents and instruments as shall be reasonably necessary to effect the intent of this Agreement and consummate the Transactions.

8.3 Buyers Closing Deliveries.

At the Closing, the applicable Buyer shall deliver or cause to be delivered to the applicable Seller, or such of the applicable Seller's Affiliates as such applicable Seller shall direct, the following:

(a) Purchase Price.

(i) The cash portion of the Purchase Price, less the Foreign Investment in Real Property Tax Act (i.e. FIRPTA) withholding tax payable by the Richmond Hill Buyer with respect to all or a portion of the Richmond Hill Assets (and any other amounts withheld in accordance with Section 2.4), by wire transfer of immediately available funds in accordance with Section 2.2(b)(i).

(ii) The Consideration Shares through the issuance of direct registration statements in accordance with Section 2.2(b)(ii).

(b) Assignment and Assumption Documents. Duly executed counterparts of the assignment and assumption agreements to be delivered pursuant to Section 8.2(b).

(c) Security Documents. To the extent required and applicable, duly executed copies of the documents to be delivered pursuant to Section 8.2(c), including any applicable assignment by the current purchaser or purchaser's agent under the

Kouroussa Stream Agreement or the i-80 Stream Agreement, as applicable, and the security or collateral agent of their rights and obligations under the existing intercreditor agreement to the replacement purchaser's agent under the Kouroussa Stream Agreement or the i-80 Stream Agreement or security or collateral agent, as applicable.

(d) Bring-Down Certificate. A certificate, dated as of the date of the Closing, executed by one executive officer of each Buyer, certifying that the conditions stated in Sections 7.2(a), 7.2(b) and 7.2(c) have been satisfied.

(e) Other. Such other documents and instruments as shall be reasonably necessary to effect the intent of this Agreement and consummate the Transactions.

ARTICLE 9

POST-CLOSING COVENANTS

9.1 Post-Closing Access to Books and Records.

For a period of one year from and after the Closing, and, in respect of access requested for the purposes described in clauses (i) and (ii) below, until the later of the date that is six (6) years after the Closing Date and the expiry of all applicable reassessment or limitation periods (including any extension or waiver thereof), the Buyers and the Sellers will also afford each other, and their respective advisors, during normal business hours, reasonable access to the Books and Records in such Party's possession (excluding, in the case of Books and Records in the Sellers' possession, any books, records and information or portions thereof which do not relate exclusively to the Portfolio Assets, in which case the Sellers shall redact and exclude any information that does not relate to the Portfolio Assets) with respect to any pre-Closing period and the right to make copies and extracts therefrom (at the expense of the Party making such copies and extracts) to the extent that such access may be reasonably required by the requesting Party, including in connection with (i) the preparation of Tax Returns or financial statements, (ii) any Tax audit, Tax appeal or other proceeding relating to Taxes, (iii) the determination or enforcement of rights and obligations under this Agreement or the Transactions, (iv) compliance with the requirements of any Governmental Authorities, or (v) any actual or threatened lawsuit, legal proceeding, administrative enforcement proceeding or arbitration before any Governmental Authority.

9.2 Security.

For a period of 180 days from and after the Closing, the Sellers shall use commercially reasonable efforts to cooperate with the Buyers to arrange for such assignments, amendments or replication, if required, as applicable or necessary under Applicable Laws to give effect to the Transactions with respect to the Security.

9.3 Transfer of Consideration Shares.

The applicable Seller shall not transfer any of the Consideration Shares delivered to it on the Closing Date for a period of four months and one day from the Closing Date, other than in the case of (i) a transfer to an Affiliate of the applicable Seller that is a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act, and that signs a transfer certificate in a form acceptable to the Parent Buyer containing the representations, warranties and covenants set forth in Section 3.13; (ii) a transfer in connection with a take-over bid for which a circular has been delivered to the shareholders in accordance with applicable securities laws, a merger, amalgamation, plan of arrangement or other transaction resulting in the acquisition of all or a controlling portion of the Parent Buyer's equity securities or all or substantially all of the Parent Buyer's assets, which transaction has been approved by the board of directors of the Parent Buyer.

ARTICLE 10

TERMINATION

10.1 Termination Events.

This Agreement may be terminated and the Transactions may be abandoned:

(a) at any time, by the mutual written agreement of the Buyers and the Sellers;

(b) by the Buyers upon written notice to the Sellers, if any of the conditions in Section 7.1 shall not have been satisfied on or before the Outside Date, for any reason other than a material breach or default by the Buyers of their covenants, agreements, or other obligations hereunder, or any of their representations herein not being true and correct in all material respects when made or when otherwise required by this Agreement to be true and correct in all material respects;

(c) by the Sellers upon written notice to the Buyers, if any of the conditions in Section 7.2 shall not have been satisfied on or before the Outside Date, for any reason other than a material breach or default by the Sellers of their covenants, agreements, or other obligations hereunder, or any of their representations herein not being true and correct in all material respects when made or when otherwise required by this Agreement to be true and correct in all material respects; or

(d) by either the Sellers or the Buyers (the "first Party" for the purposes of this Section 10.1(d)), by written notice to the counterparties, if any permanent Order having the effect of permanently restraining, enjoining or prohibiting the Transactions shall have become final and non-appealable, provided that the first Party has complied with all of its obligations hereunder in all material respects.

10.2 Effect of Termination.

If this Agreement shall be terminated pursuant to Section 10.1, all obligations of the Parties shall terminate, except for the obligations in this Section 10.2 and Article 12. Any termination under Section 10.1 shall be without prejudice to any right or remedy of any Party with respect to a breach of this Agreement by any other Party prior to the termination thereof. If this Agreement shall be terminated pursuant to Section 10.1, the terms of the Confidentiality Agreement will continue in full force and effect in accordance with Section 6.1.

ARTICLE 11

INDEMNIFICATION

11.1 Indemnification by the Sellers Generally.

Subject to the limitations set out elsewhere in this Article 11, from and after the Closing, each Seller shall severally (and not jointly and severally), as to itself only, indemnify and hold harmless the applicable Buyer and its Affiliates and their respective officers, directors, employees, agents, and representatives, and any Person claiming by or through any of them, as the case may be, from and against any and all Losses arising out of or resulting from:

(a) any representations and warranties of such Seller in this Agreement not being true and correct when made or at the Closing (with the same force and effect as if made on and as of such Closing, except to the extent that such representations and warranties refer to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date);

(b) any failure by such Seller to perform any of its respective covenants, agreements, or obligations in this Agreement; and

(c) any obligation or liability of any Seller relating to the Portfolio Assets that is incurred prior to the Closing.

The Buyers accept the above indemnities in favor of their Affiliates and their respective officers, directors, employees, agents, and representatives as agent and trustee for each such indemnified person which is not a Party, and the Sellers agree that the applicable Buyer may enforce such indemnity in favor and for the benefit of such Buyers' indemnified persons.

11.2 Indemnification by the Buyers.

Subject to the limitations set out elsewhere in this Article 11, from and after the Closing, each Buyer shall indemnify and hold harmless the applicable Seller and its Affiliate and their respective officers, directors, employees, agents, and representatives, and any Person claiming by or through any of them, as the case may be, from and against any and all Losses arising out of or resulting from:

(a) any representations and warranties of such Buyer in this Agreement not being true and correct when made or at the Closing (with the same force and effect as if made on and as of such Closing, except to the extent that such representations and warranties refer to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date);

(b) any failure by the Buyers to perform any of their covenants, agreements, or obligations in this Agreement; and

(c) the Assumed Liabilities.

The Sellers accept the above indemnities in favor of their respective Affiliates and their respective officers, directors, employees, agents, and representatives as agent and trustee for each such indemnified person which is not a Party, and the Buyers agree that the Sellers may enforce such indemnity in favor and for the benefit of such Sellers' indemnified persons.

11.3 Notice of Claim.

Promptly after receipt by a Party entitled to indemnification hereunder (the "Indemnitee") of written notice of the assertion or the commencement of any Litigation with respect to any matter referred to in Sections 11.1 or 11.2, the Indemnitee shall give written notice thereof to the Sellers if the Indemnitee is a Person entitled to indemnification under Section 11.1, or the Buyers, if the Indemnitee is a Person entitled to indemnification under Section 11.2 (in either case, the "Indemnitor"), and thereafter shall keep the Indemnitor reasonably informed with respect thereto; provided, however, that failure of the Indemnitee to give the Indemnitor notice as provided herein shall not relieve the Indemnitor of its obligations hereunder except to the extent that the Indemnitor is prejudiced thereby. Such notice shall include, as applicable, copies of any demand letter, statement of claim or other relevant documentation and shall also specify with reasonable detail (to the extent the information is reasonably available) the factual basis for the Litigation, the amount of damages claimed in the Litigation, or if such amount is not then determinable, a reasonable estimate of the likely amount at issue in the Litigation, and whether the Litigation arises as a result of a claim by a third party or whether the claim does not so arise.

11.4 Procedure for Indemnified Third Party Claim.

(a) If any third party commences any Litigation against any Indemnitee, the Indemnitor shall be entitled to participate in such Litigation and, at its option, assume the defense thereof with counsel reasonably satisfactory to the Indemnitee, at the Indemnitor's sole expense; provided, however, that the Indemnitor shall not have the right to assume the defense of any such Litigation if:

(i) the Indemnitee shall have one or more legal or equitable defenses available to it which are different from or in addition to those available to the Indemnitor, and, the Indemnitee has received an opinion of counsel reasonably acceptable to the Indemnitor that counsel for the Indemnitor could not adequately represent the interests of the Indemnitee because such interests could be in conflict with those of the Indemnitor;

(ii) such Litigation is reasonably likely to have a material adverse effect on any other matter beyond the scope or limits of the indemnification obligation of the Indemnitor; or

(iii) the Indemnitor shall not have assumed the defense of the Litigation in a timely fashion (but in any event within 30 days of notice of such Litigation).

(b) If the Indemnitor shall assume the defense of any Litigation pursuant to Section 11.4(a), the Indemnitee shall be entitled to participate in any such Litigation at its expense, and the Indemnitor shall not settle such Litigation unless the settlement shall include as an unconditional term thereof the giving by the claimant or the plaintiff of a full and unconditional release of the Indemnitee, from all liability with respect to the matters that are subject to such Litigation, or otherwise shall have been approved reasonably by the Indemnitee. If the Indemnitee has assumed the defence of Litigation pursuant to Section 11.4(a)(iii), the Indemnitee has the right to contest the amount claimed and may settle and pay the same on 14 days' prior written notice to the Indemnitor and the Indemnitor shall thereupon be deemed to have agreed that such settlement is reasonable and may be agreed to by the Indemnitee unless within such 14 day period the Indemnitor notifies the Indemnitee that it is assuming or reassuming control of such defence and thereafter assumes such control and does not default.

11.5 Procedure for Direct Claim.

With respect to any Litigation that does not involve a claim by a third party, following receipt of notice from the Indemnitee of such Litigation, the Indemnitor shall have 45 days to make such investigation of such Litigation as is considered necessary or desirable. For the purpose of such investigation, the Indemnitee shall make available to the Indemnitor the information relied upon by the Indemnitee to substantiate the Litigation, together with all such other information as the Indemnitor may reasonably request. If the Indemnitee and the Indemnitor agree at or prior to the expiration of such 45-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Litigation, the Indemnitor shall immediately pay to the Indemnitee the full agreed-upon amount of the Litigation, failing which the Indemnitee is free to pursue all rights and remedies available to it, subject to this Agreement.

11.6 Determination of Indemnification Amounts; Time For Making Claims.

(a) The Buyers shall not be entitled to indemnification by any Seller under Section 11.1(a) in respect of any Losses for breaches of representations and warranties, other than for breaches of Sellers Fundamental Representations or indemnification claims involving fraud or fraudulent misrepresentation by a Seller, unless and until the aggregate amount of all such Losses in respect of such Seller's indemnification exceeds an amount equal to [Redacted - commercially sensitive information] (in respect of a Seller, a "Seller Threshold Amount"), upon which the Buyers shall be entitled to indemnification only for such Losses in excess of the Seller Threshold Amount. In no event shall the aggregate liability of a Seller in respect of all Losses subject to indemnification pursuant to Section 11.1(a) for breaches of representations and warranties of such Seller, other than for breaches of the Sellers Fundamental Representations of such Seller or indemnification claims involving fraud or fraudulent misrepresentation by such Seller, exceed an amount equal to [Redacted - commercially sensitive information]. In no event shall the aggregate liability of any Seller for all Losses subject to indemnification pursuant to Section 11.1 exceed such Seller's Purchase Price Allocation.

(b) The Sellers shall not be entitled to indemnification by the Buyers under Section 11.2(a) in respect of any Losses for breaches of representations and warranties, other than for breaches of Buyers Fundamental Representations or indemnification claims involving fraud or fraudulent misrepresentation by the Buyers, unless and until the aggregate amount of all such Losses exceeds [Redacted

- commercially sensitive information] (the "Buyers Threshold Amount"), upon which the Sellers shall be entitled to indemnification only for such Losses in excess of the Buyers Threshold Amount. In no event shall the aggregate liability of the Buyers in respect of all Losses subject to indemnification pursuant to Section 11.2(a) for breaches of representations and warranties of the Buyers, other than for breaches of the Buyers Fundamental Representations or indemnification claims involving fraud or fraudulent misrepresentation by a Buyer, exceed an amount equal to [Redacted - commercially sensitive information]. In no event shall the aggregate liability of the Buyers for all Losses subject to indemnification pursuant to Section 11.2 exceed the Purchase Price.

(c) No Person shall be entitled to indemnification under Sections 11.1 or 11.2 unless it shall have given the Indemnitor written notice of the Losses for which it seeks indemnification on or before the last day of the relevant survival period provided in Section 11.8.

(d) In determining the amount of the Losses of any Party entitled to indemnification under this Article 11, such Losses shall be reduced by the amount of any insurance proceeds, Tax benefits or other recoupment received or realized by such Party for or as a result of the circumstance or occurrence giving rise to its indemnification claim. Nothing in this Agreement in any way restricts or limits the general obligation at law of an Indemnitee to mitigate any Losses which it may suffer or incur by reason of the breach by an Indemnitor of any representation, warranty or covenant of the Indemnitor under this Agreement. Notwithstanding anything else contained in this Agreement, if any claim for which an Indemnitee is indemnified hereunder can be reduced by any recovery under or pursuant to any existing insurance coverage of an Indemnitee, such Party shall take all reasonable steps to enforce such recovery, and the amount of any Losses will be reduced by the amount of insurance proceeds actually recovered by the Indemnitee (net of all reasonable costs and expenses, Taxes, and increases in premiums).

11.7 Debt Financing Sources.

Notwithstanding anything in this Agreement to the contrary, each of the Parties on behalf of itself and each of its Affiliates hereby agrees that:

(a) (i) none of the Persons that have committed to provide the debt financing (the "Debt Financing") to be provided to the Parent Buyer in connection with the Transactions (including any agent acting on their behalf, the "Debt Financing Sources") or any former, current or future Affiliate of a Debt Financing Source or former, current or future officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative of any Debt Financing Source or such Affiliate, or any of the respective heirs, executors, successors and assigns of any of the foregoing (collectively, together with the Debt Financing Sources, the "Debt Financing Source Parties") will have any liability to (whether in contract or in tort, in law or in equity, or granted by statute) the Sellers, or any of their respective Affiliates relating to or arising out of this Agreement, the Debt Financing, the commitment letter and other definitive agreements entered into in connection with the Debt Financing (collectively, the "Debt Financing Documents"), or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and (ii) none of the Sellers or their respective Affiliates shall bring any Litigation (including any action, cause of action, claim, cross-claim or third party claim of any kind or description), against any of the Debt Financing Source Parties relating to or in any way arising out of this Agreement, the Debt Financing, the Debt Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; and

(b) (i) the Debt Financing Source Parties are express third party beneficiaries of, and may enforce, any of the provisions in Sections 11.7 and 12.9(b) of this Agreement, and (ii) to the extent any amendments to any provision of Sections 11.7 or 12.9(b) of this Agreement (or, solely as they relate to such Sections, the definitions of any terms used therein) are materially adverse to the Debt Financing Source Parties, such provisions shall not be amended without the prior written consent of the Debt Financing Sources Parties.

(c) Nothing in this Section 11.7 shall in any way affect any Party's or any of their respective Affiliates' rights and remedies under any binding agreement to which a

Debt Financing Source is a party, including the Debt Financing Documents.

11.8 Survival.

The representations, warranties, covenants and agreements of the Parties contained in or made pursuant to this Agreement, or in any other Transaction Document, shall survive in full force and effect until the date that is [Redacted - commercially sensitive information] after the Closing Date, at which time they shall terminate (and no claims shall be made for indemnification under Sections 11.1 or 11.2 thereafter), except (i) the covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing shall survive for the period provided in such covenants and agreements, if any, or until fully performed, plus 60 days, (ii) the covenants and agreements that by their terms apply or are to be performed in their entirety on or prior to the Closing shall terminate at the Closing, (iii) the Fundamental Representations shall survive for [Redacted - commercially sensitive information], and (iv) a claim for any breach of any of the representations and warranties contained in this Agreement or in any other Transaction Document involving fraud or fraudulent misrepresentation may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by Applicable Law.

11.9 Sole Remedy.

No Party may make any claim for damages in respect of this Agreement or any other Transaction Document, or in respect of any breach or termination thereof, against any other Party except by making a claim pursuant to and in accordance with the provisions of this Article 11 or otherwise in accordance with this Agreement; provided, however, that if the provisions of this Article 11 shall be invalid or unenforceable, the Buyers and the Sellers shall have any other rights and remedies available to them under law or in equity. For certainty, nothing in this Section 11.9 shall limit a Party's right to seek and obtain relief to which any Party may be entitled under Section 12.16 or to seek any remedy on account of fraud by any Party.

11.10 Purchase Price Adjustment

To the extent permitted by Applicable Law and excluding payments made in respect of Withholding Taxes, the Parties agree to treat any payment made pursuant to this Article 11 as an adjustment to the Purchase Price. Such adjustment to the Purchase Price shall be a reduction or an increase, as the case may be, on a dollar-for-dollar basis to the Purchase Price for the Portfolio Assets reasonably related to such payment, or if such payment does not reasonably relate to a particular Portfolio Asset, such increase or decrease shall be allocated amongst all Portfolio Assets based on the allocation percentage set forth in Schedule B. If any payment made pursuant to this Article 11 or any other indemnity provision of this Agreement is subject to Tax, the payment shall be increased as may be necessary so that the relevant indemnitee will receive a net amount (after deducting such Taxes) equal to such payment otherwise determined, as applicable.

ARTICLE 12

MISCELLANEOUS PROVISIONS

12.1 Expenses.

Except as otherwise set out in this Agreement, each of the Parties shall bear its own costs and expenses arising from the Transactions including the negotiation and implementation of the Transaction Documents.

12.2 Notices.

All notices, requests, demands, applications, services of process, and other communications which are required to be or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if sent by electronic mail or delivered by courier or mailed, certified first class mail, postage prepaid, return receipt requested, to the Parties at the following addresses:

(a) To Sellers:

c/o Orion Resource Partners (USA) LP 7 Bryant Park

1045 Avenue of the Americas, Floor 25 New York, NY 10018

Attention: General Counsel

Email: [Redacted - personal information]

With a copy (which shall not constitute notice) to:

Torys LLP

79 Wellington Street West, Suite 3000

Toronto, Ontario

M5K 1N2

Attention: [Redacted - personal information]

Email: [Redacted - personal information]

(b) To the Buyers:

Elemental Royalty Corporation

10001 W. Titan Road

Littleton, CO 80125

Attention: [Redacted - personal information], General Counsel

Email: [Redacted - personal information]

With a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

66 Wellington Street West, Suite 5300

Toronto, Ontario

M5K 1E6

Attention: [Redacted - personal information]

Email: [Redacted - personal information]

or to such other address as any Party shall have furnished to the other by notice given in accordance with this Section. Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

12.3 Callback Procedure.

Notwithstanding any other provision of this Agreement, no notice, instruction or other communication relating to any change in any details of the Sellers or the Buyers relating to payment (including the identity of such Person, receiving bank or receiving account number, broker, or broker account number), or in any details of such Person's callback contact, will be valid, and shall not be complied with by any Party unless:

(a) written notice of the change is given in accordance with Section 12.2;

(b) the Person giving notice of the change is not a callback contact further to Section 12.4; and

(c) such instruction is confirmed verbally by telephone or voice over internet protocol call, and not by writing in any form, between the callback contact of the applicable Seller and the callback contact of the applicable Buyer using the relevant details for that callback contact in Section 12.4, with such verbal confirmation being further confirmed to the callback contact of the Party giving such instruction via a second written notice given by the callback contact of the Party receiving such instruction in accordance with Section 12.2 contemporaneously with the completion of such verbal confirmation.

12.4 Callback Contact.

The callback contacts for Section 12.3 are the following Persons with the following contact details, or such other Persons or contact details as the relevant Party may notify from time to time in accordance with Section 12.3.

(a) Callback contact for each of the Sellers:

Name: [Redacted - personal information]

Email: [Redacted - personal information]

Telephone number: [Redacted - personal information]

(b) Callback contact for each of the Buyers:

Name: [Redacted - personal information]

Email: [Redacted - personal information]

Telephone number: [Redacted - personal information]

12.5 Entire Agreement.

This Agreement, including the Schedules hereto and the other Transaction Documents, sets forth the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, letters of intent or agreements in principle between them, other than the Confidentiality Agreement which shall survive the execution and delivery of this Agreement in accordance with Section 6.1(a).

12.6 Amendments and Waivers.

No amendment to this Agreement may be made unless agreed to by the Parties in writing. The Parties may, by an instrument in writing signed on behalf of such Party, waive compliance by any other Party with any term or provision of this Agreement that such other Party was or is obligated to comply with or perform. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision of this Agreement, whether or not similar, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

12.7 Conflict between Documents.

Unless otherwise specifically stated, the provision of this Agreement shall govern and prevail in the event of any inconsistency or conflict between the terms hereof and of any assignment agreements or other document or instrument executed or delivered by any Party in connection with the Transactions.

12.8 Binding Effect; Benefits.

This Agreement shall enure to the benefit of and will be binding upon the Parties and their respective successors and permitted assigns.

12.9 Assignment.

(a) Neither the Buyers nor the Sellers shall sell, pledge, assign or otherwise transfer their rights or obligations under this Agreement or the other Transaction Documents without the prior written consent of the other Parties and any attempt to do so shall be void.

(b) Notwithstanding Section 12.9(a) and any other provision of this Agreement or the other Transaction Documents, the Buyers shall have the right to grant a security interest in, hypothecate or pledge, in whole or in part, their interest under this Agreement and the other Transaction Documents to one or more lenders providing financing to such Buyer without notice to, or the consent of, any other Party. If any such lender enforces such security interest, hypothec or pledge, such lender shall be entitled to the interest of such Buyer under this Agreement and the other Transaction Documents, provided that the rights under this Agreement and the other Transaction Documents of such lender following the completion of the enforcement of its security over such Buyer's rights under this Agreement and the other Transaction Documents (it being acknowledged and agreed by the Buyers that such lender shall not have, and not be granted, any rights under this Agreement and the other Transaction Documents, whether by contract, as attorney for and on behalf of such Buyer or otherwise, prior to such time) shall be expressly limited by the terms of this Agreement and the other Transaction Documents and by the equities hereunder and thereunder as between the Sellers and the Buyers; and provided further that the Sellers shall have and may assert as against such lender any and all defences, whether arising at law, by contract or in equity, available to the Sellers as would be available to them against the Buyers or such lender.

12.10 Non-Recourse.

All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as Parties. No Person who is not a named party to this Agreement, including any past, present or future director, officer, employee, incorporator, member, partner, equity holder, Affiliate, agent, attorney or representative of any named party to this Agreement ("Non-Party Affiliates"), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each Party waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates.

12.11 Counterparts; Electronic Signature.

This Agreement may be executed by electronic signature (including by pdf or DocuSign) in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together will be deemed to be one and the same instrument.

12.12 Further Assurances.

Each of the Buyers and the Sellers shall do all such things and provide all such reasonable assurances as may be required to consummate the Transactions, and each such Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

12.13 Governing Law, Disputes and Arbitration.

(a) This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b) In the event of any dispute, claim, question or disagreement arising out of or relating to this Agreement (each a "Dispute"), the Parties shall use all reasonable endeavours to settle such Dispute. To this effect, the Parties shall consult and negotiate with each other and, recognizing their mutual interests, attempt to reach a satisfactory solution. If they do not reach settlement within a period of 30 days, then, upon notice by any Party to the other Parties, any unresolved Dispute arising out of or relating to this Agreement shall be settled by arbitration administered by the International Centre for Dispute Resolution Canada in accordance with its Canadian Arbitration Rules. The number of arbitrators shall be one. The place of arbitration shall be Toronto, Ontario. The language of the arbitration shall be English. The costs of the arbitration, including legal fees and disbursements, shall be fixed by the arbitrator and allocated between the Parties in its award on the merits of the dispute or in a separate award after receiving further submissions from the Parties. Save as required by Applicable Law, each Party undertakes to keep confidential all information regarding the existence of the arbitration, the identity of the arbitrator, all disclosures made during the arbitration, all materials or information created, used or produced for the purpose of the arbitration, all materials and information produced for the purpose of the arbitration as well as all awards and orders made by the arbitrator. The arbitration award shall be final, enforceable and shall bind the Parties. There shall be no appeal from the award on questions of fact, law or mixed fact and law. The Parties irrevocably and unconditionally waive any objection to the venue of any Dispute or proceeding administered by the International Centre for Dispute Resolution Canada and irrevocably waive and agree not to plead or claim in that forum that such Dispute has been brought in an inconvenient forum. Notwithstanding anything herein to the contrary, the Parties agree that each Party has the right to apply to any court of competent jurisdiction for interim or interlocutory injunctive relief until any matter in dispute is determined by the arbitrator.

(c) Each Seller irrevocably appoints Torys LLP (at the address set forth in Section 12.2) as its authorized attorney and agent to accept and acknowledge, for and on behalf of such Seller, service of any and all process in the Province of Ontario, Canada in any suit, Dispute or proceeding arising out of or relating to this Agreement. Each Seller agrees that service of process upon such attorney and agent by delivering a copy thereof, in care of such attorney and agent, at the above address, shall be conclusively deemed to have come to the notice of such Seller at the time of such delivery and shall constitute in every respect valid and effective personal service upon such Seller at the time of such delivery, and that failure by such attorney and agent to give notice of such service to such Seller shall not affect the validity or effect of such service or any judgment or order based thereon or arising therefrom. Such Seller irrevocably authorizes and directs such attorney and agent to accept service on its behalf and agrees to appear in such suit, Dispute or proceeding. Such Seller further agrees to take all action as may be necessary to confirm and continue in full force and effect the appointment of such attorney and agent so that such Seller shall have an attorney and agent for service of process in the Province of Ontario, Canada.

12.14 Severability.

Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under Applicable Law. If any portion of this Agreement is declared invalid for any reason in any jurisdiction, such declaration shall have no effect upon the remaining portions of this Agreement which shall continue in full force and effect as if this Agreement had been executed with the invalid portions thereof deleted; provided, however, if such severability will negate in any material respect the monetary terms of this Agreement, then the Parties shall negotiate in good faith to amend the invalid terms in a manner so that such terms shall not be invalid and will not modify in any material respect the monetary terms of this Agreement unless otherwise agreed to by the Parties. Furthermore, the entirety of this Agreement shall continue in full force and effect in all other jurisdictions.

12.15 Third Parties; Joint Ventures.

This Agreement constitutes an agreement solely among the Parties, and, except as otherwise provided herein, is not intended to and will not confer any rights, remedies, obligations, or liabilities, legal or equitable, including any right of employment, on any Person (including but not limited to any employee or former employee of the Sellers) other than the Parties and their respective successors or permitted assigns, or otherwise constitute any Person a third party beneficiary under or by reason of this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties as partners or participants in a joint venture.

12.16 Specific Performance.

The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

12.17 Construction.

This Agreement has been negotiated by the Buyers and the Sellers and their respective legal counsel, and legal or equitable principles that might require the construction of this Agreement or any provision of this Agreement against the Party drafting this Agreement shall not apply in any interpretation of this Agreement.

[Execution Page Follows]

The Sellers and the Buyers have executed this Agreement as of the date first written above.

SELLERS:	OMF FUND IV SPV K LLC

	By:	(signed) "Dov Lader"
Name: Dov Lader
Title: Authorized Signatory

OMF FUND III (HG) LTD.

	By:	(signed) "Istvan Zollei"
Name: Istvan Zollei
Title: Authorized Signatory

BELLATRIX LTD.

	By:	(signed) "Istvan Zollei"
Name: Istvan Zollei
Title: Authorized Signatory

OMF FUND IV SPV A LLC

	By:	(signed) "Istvan Zollei"
Name: Istvan Zollei
Title: Authorized Signatory

[Signature Page - Purchase and Sale Agreement]

RICHMOND HILL BUYER:	BULLION MONARCH MINING INC.

	By:	(signed) "Rocio Echegaray"
Name: Rocio Echegaray
Title: Corporate Secretary

PARENT BUYER:	ELEMENTAL ROYALTY
CORPORATION

	By:	(signed) "David Gossen"
Name: David Gossen
Title: Chief Legal Officer

[Signature Page - Purchase and Sale Agreement]

SCHEDULE A
PORTFOLIO ASSETS

	Asset Type	Instrument(s)

Kouroussa Assets:

1.	Kouroussa Stream	[Redacted - confidential information]

2.	Kouroussa Security	[Redacted - confidential information]

i-80 Assets:

3.	i-80 Stream	[Redacted - confidential information]

4.	i-80 Security	[Redacted - confidential information]

Minera La Negra Assets:

5.	Minera La Negra	[Redacted - confidential information]
Royalty

Richmond Hill Assets:

6.	Richmond Hill	[Redacted - confidential information]
	Royalty (2023)	[Redacted - confidential information]

Richmond Hill
Royalty (2024)

1

SCHEDULE B

PURCHASE PRICE ALLOCATION

[Redacted - allocation of purchase price among the purchased assets; commercially sensitive information]1

SCHEDULE C

REQUIRED NOTICES

[Redacted - commercially sensitive information]

1

SCHEDULE D

DISCLOSURE SCHEDULES

[Redacted - commercially sensitive information]

1